July 12, 2011

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	H. Christopher Owings Charles Lee Catherine T. Brown Jim Allegretto Andrew Blume

Re:	WageWorks, Inc. Amendment No. 2 to Registration Statement on Form S-1 Filed July 1, 2011 File No. 333-173709

Ladies and Gentlemen:

On behalf of WageWorks, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated July 7, 2011, relating to the Company’s Amendment No. 2 to Registration Statement on Form S-1 (File No. 333-173709) filed with the Commission on July 1, 2011.

The Company is concurrently filing via EDGAR Amendment No. 3 to the Registration Statement. For the convenience of the Staff, we are enclosing herewith marked copies, complete with exhibits, of Amendment No. 3.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response thereto.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 36

Critical Accounting Policies and Significant Management Estimates, page 42

Valuation of Long-Lived Assets, page 43

Securities and Exchange Commission

July 12, 2011

1. We have reviewed your response to comment two in our letter dated June 29, 2011, noting that segment managers regularly review the operating results of MHM Resources, or MHM, and Planned Benefits Systems, or PBS. Please provide us with the historical revenues and gross margins, or a comparable income measure, of MHM, PBS, and the rest of your company in supporting your claim that these components and the rest of your business have similar economic characteristics. If you believe performance projections also support your basis for aggregation, please provide us with the pertinent information included in your forecasts.

The Company advises the Staff that the Company has only one operating segment based on the fact that the Company’s CODM (i.e., the Company’s CEO) does not manage or assess financial performance at any level lower than the consolidated entity, nor does the Company’s CODM review financial information at a level other than the consolidated level.

The Company further advises the Staff that the use of the phrase “segment managers” in the Company’s response dated July 1, 2011 was not intended to equate to the accounting definition in ASC 280-10 but to refer to these individuals as business managers. These individuals are not segment managers as defined in ASC 280-10 as the only segment manager for the Company’s operating segment is the CODM. The CODM’s contact with the business managers does not include a review of financial performance at the individual business level.

Further, the Company advises the Staff that the financial operating results of MHM and PBS reviewed by the business managers as described in the Company’s response dated July 1, 2011 do not represent a complete set of financial results of each business unit. The financial results that are reviewed by these two business managers relate primarily to budget to actual comparisons of revenues and certain limited direct costs that can be separately identified to MHM and PBS. The Company advises the Staff that there are significant additional costs at a corporate level that are not allocated to PBS or MHM (e.g., finance, HR, and technology costs). Accordingly, no separate fully cost burdened financial information detailing financial operating results, such as gross margin or operating margin, of MHM or PBS is prepared. This is consistent with the fact that the CODM is not reviewing this information or any other income measure of these businesses.

Consequently, the Company respectfully submits that an analysis based on similar economic characteristics in accordance with ASC 350-20-35-35 is not an appropriate analysis in this context. Additionally, since the Company does not maintain financial information that would lend itself to a comparison of economic characteristics, such as gross margin or other income measures, preparation of such analysis cannot be completed without undue effort and estimation.

The Company further advises the Staff that the Company’s compensation incentive plans for executives and employees are primarily driven by the Company’s consolidated results and not at any individual business unit level. For example, the business manager of PBS is primarily focused on generating business that will be recorded on the v5 platform and outside of PBS and MHM. In addition, both the Company’s corporate head of operations and its head of technology and development manage

Securities and Exchange Commission

July 12, 2011

expenses for these functions for the Company as a whole and will optimize accordingly without regard to expenses for individual business units. The Company advises the Staff that, over time, the technology infrastructure that is utilized by the rest of the Company will be utilized by MHM and PBS and managed as a whole by the head of technology and development. Similarly, the head of operations provides management oversight and leverage from enterprise contracts to both PBS and MHM.

2. We have reviewed your response to comment three in our letter dated June 29, 2011. In order to fully understand your revenue streams as they relate to the ability of your underlying property, plant and equipment and intangible assets to create such cash flows, please provide us with a detailed analysis of the interaction of your long-lived assets with your revenue streams. Please explain why you do not go below the entity level in analyzing cash flows under your long lived asset impairment tests. In this regard, your response suggests the v5 platform is used to service most but not all of your employer clients, thus justifying a lower level of cash flows than the entity level. To the extent you utilized cash flow forecasts in determining the fair value of acquired intangible assets, show us your net present value calculation(s) for each major acquisition including the associated cash outflows. Please also tell us what the impairment charges recorded in each of the last three fiscal years represent. If they were for assets held and used, please advise how such amounts were calculated. If the charges related to assets to be disposed, please explain the circumstances of their disposal, sale or abandonment, and whether any proceeds supported some portion of the disposed assets carrying amount.

The Company advises the Staff that the use of the phrase “asset groups” in the Company’s response dated July 1, 2011 was not intended to equate to the accounting definition in ASC 360-10 but only to indicate that there are a variety of significant costs that are being used to support revenues and cash flows of a variety of assets within the Company.

Interaction of Long-Lived Assets with Revenue Streams

A detailed analysis is set forth below that highlights the interaction of the Company’s long-lived assets with comparable revenue streams. The Company advises the Staff that the Company’s significant business processes such as those of its customer support centers, processing platforms, and sales force are all utilized at the entity level and involve centralized costs that are not separately allocated:

Property and Equipment	Of the Company’s $18.7 million net property and equipment balance as of December 31, 2010, $13.2 million, or 70%, relates to capitalized internally developed software costs related to the Company’s transaction processing platforms. The platforms are used to administer the services that the Company provides to substantially all of its employer clients excluding only those clients from recent portfolio purchases that are yet to be integrated. In this regard, this long-lived asset impacts each of the Company’s revenue streams (i.e., healthcare, commuter and

Securities and Exchange Commission

July 12, 2011

other). Of the total capitalized internally developed software amount, $12.1 million relates to the Company’s v5 platform which is the Company’s primary platform to which the majority of portfolio purchases are migrated. The remaining amount relates to the Company’s WinFlexOne platform which supports the revenue stream of the Company’s SMB customers. The balance of the Company’s property and equipment is Furniture, Fixtures and Equipment ($2.3 million), Purchased Software ($0.7 million) and Leasehold Improvements ($2.5 million) relates to the Company’s shared business processes, including its customer support center and centralized operations and back office functions. These assets therefore contribute to multiple revenue streams due to the shared nature of those processes. The purchased software relates to solutions benefiting the overall organization (such as the Company’s overall general ledger software solution) and as such does not represent unique custom solutions benefiting a specific business.

Acquired Intangible Assets	The majority of the Company’s acquired intangibles represent acquired employer client contracts and broker relationships (see table below). These intangibles impact all of the Company’s revenue streams as these acquired employer clients typically sign up for the administration of other healthcare, commuter and other tax-advantaged programs by the Company post-integration due to the Company’s cross-selling efforts. Additionally, there is centralization of processes post-integration such that the portfolio purchases cease to have separate cash flows and the revenues related to the individual intangibles are driven by shared costs, including costs related to customer support centers and technology platforms.

	Net Book Value December 31, 2010
	Total	MHM	PBS	FBM	Other
Client contracts and broker relationships	$13,310	$1,297	$3,534	$7,269	$1,210
Other acquired intangibles	$1,920	$390	$597	$294	$639

Total	$15,230	$1,687	$4,131	$7,563	$1,849

Securities and Exchange Commission

July 12, 2011

Cash Flow Analysis Under Long-Lived Impairment Tests

The Company advises the Staff that it does not look below the entity level in analyzing cash flows under its long-lived impairment tests for the Creative Benefits (“CB”) business as CB has been fully integrated into the Company. With respect to the recent purchases of the Planned Benefit Systems (“PBS”) and Fringe Benefits Management (“FBM”) businesses, which were acquired on August 31, 2010 and December 1, 2010, respectively, the Company advises the Staff that the Company has begun the process of fully integrating these portfolio purchases into the Company’s operations and transaction processing platforms. Furthermore, the Company consistently monitors its business for triggering events under ASC 360-10 and advises the Staff that there have been no triggering events under ASC 360-10 since the acquisition date of either PBS or FBM that would require the Company to perform an impairment test.

The Company respectfully submits that, because the Company maintains a separate platform for its SMB customer base and the MHM business consists primarily of SMB customers, the Company believes the financial information available to the MHM business manager, as discussed in the response to comment 1 above, is sufficient to determine the cash inflows and outflows of certain MHM assets. As such, the Company has identified the long-lived assets of MHM as a separate asset group. The Company, however, identified no triggering events that would require an impairment analysis at the MHM level since the acquisition of MHM in 2007. The Company notes that MHM’s revenue base has grown from $14 million in its first full year post-acquisition to a forecasted $23 million for the year ended December 31, 2011. Accordingly, the Company believes that under ASC 360-10, the Company would not be required to perform an impairment analysis based on the growth of the business. In response to the Staff’s comment, the Company has revised the disclosure regarding its critical accounting policy on page 43 of Amendment No. 3.

In response to the Staff’s comment, the Company has attached as Appendix 1 the net present value calculations used in determining the fair value of acquired intangible assets for MHM, CB, PBS and FBM. We respectfully inform the Staff that the cash flow projections included in the net present value calculations were prepared in accordance with ASC 805 as part of the Company’s fair value calculations in valuing intangible assets based on a market participant perspective and do not represent entity-specific identifiable cash flows under ASC 360. Since the cash outflows described in the attached discounted cash flow analyses become shared outflows as each of the entities is integrated, the Company respectfully submits that cash outflows in the attached analyses are not relevant to our determination of whether we have separate asset groups below the entity level.

The Company further advises the Staff that impairment charges for internal use software the Company recorded in 2008, 2009 and 2010 of $415,000, $345,000 and $119,000 respectively, related to technology no longer deemed viable due to a shift in focus of programs and associated requirements. In all cases, the amount of the charges as the remaining net book value of the asset.

Securities and Exchange Commission

July 12, 2011

Management, page 89

Director Compensation, page 95

3. We have reviewed your response to comment five in our letter dated June 29, 2011. We note the disclosure in the first paragraph, fourth sentence on page 97 that prior to this offering, each non-employee director was automatically granted a stock option to purchase 26,000 shares of your common stock on the date that such person first became a non-employee director. However, we also note the disclosure in footnotes (5) and (8) to the director compensation table that Ms. Byerwalter and Mr. Nafus, respectively, each received options to purchase up to 50,000 shares of your common stock at the time that they became directors. Please clarify why Ms. Byerwalter and Mr. Nafus each received options to purchase up to 50,000 shares of common stock, instead of options to purchase 26,000 shares of common stock. Alternatively, please revise your disclosure to clarify when your policy went into effect to grant stock options to purchase 50,000 shares of your common stock on the date such person first becomes a non-employee director and explain why you determined to make the policy change at that time.

The Company advises the Staff that, commencing with Ms. Byerwalter’s appointment to the Company’s board of directors in May 2010, the Company increased the number of stock options granted to each non-employee director upon joining the board of directors to 50,000 shares in anticipation of a potential initial public offering and the increased demands related to the directors’ responsibilities in connection therewith. In response to the Staff’s comment, the Company has revised the disclosure on page 97 of Amendment No. 3 accordingly.

* * * * *

Securities and Exchange Commission

July 12, 2011

Please direct your questions or comments regarding the Company’s responses or Amendment No. 3 to David J. Segre or me at (650) 493-9300. Thank you for your assistance.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Mark B. Baudler

Mark B. Baudler

Enclosures

cc (w/encl.):	Joseph L. Jackson
Kimberly L. Jackson
WageWorks, Inc.

David J. Segre
Todd C. Carpenter
Wilson Sonsini Goodrich & Rosati, P.C.

Christopher L. Kaufman
Tad J. Freese
Latham & Watkins LLP

Conor Moore
David M. Rae
KPMG LLP

Appendix 1

WageWorks, Inc.	Exhibit 2

ASC 805 Valuation of Certain Assets and Liabilities of Planned Benefit Systems Inc.	Customer Relationships Valuation Analysis: Flex Spending
($000’s)	As of: August 31, 2010

			Fiscal Year	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	Terminal
			Forecast Period	1	2	3	4	5	6	7	8	9	10	11	12	13	14	15	Value
[F1]
Revenues		Baseline Year	$5,042.0	$1,667.2	$5,546.2	$5,546.2	$4,991.6	$4,492.4	$4,043.2	$3,638.9	$3,275.0	$2,947.5	$2,652.8	$2,387.5	$2,148.8	$1,933.9	$1,740.5	$1,566.5
Renewal Rate					110%	100%	90%	90%	90%	90%	90%	90%	90%	90%	90%	90%	90%	90%

Cost of Goods Sold				876.7	2,827.2	3,106.0	2,795.3	2,515.9	2,264.3	2,037.9	1,834.1	1,650.7	1,485.7	1,337.1	1,203.4	1,083.1	974.7	877.3
% of Revenues				52.6%	51.0%	56.0%	56.0%	56.0%	56.0%	56.0%	56.0%	56.0%	56.0%	56.0%	56.0%	56.0%	56.0%	56.0%

Gross Margin				790.5	2,719.0	2,440.2	2,196.3	1,976.5	1,778.9	1,601.0	1,440.9	1,296.8	1,167.1	1,050.4	945.4	850.8	765.8	689.2
Gross Margin %				47.4%	49.0%	44.0%	44.0%	44.0%	44.0%	44.0%	44.0%	44.0%	44.0%	44.0%	44.0%	44.0%	44.0%	44.0%

Operating Expenses
Sales & Marketing				104.7	348.2	332.4	284.9	240.5	202.2	181.9	163.8	147.4	132.6	119.4	107.4	96.7	87.0	78.3
% of Revenues				6.3%	6.3%	6.0%	5.7%	5.4%	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%
General & Administrative				451.3	1,188.5	784.5	934.5	856.8	785.4	706.8	636.2	572.6	515.3	463.8	417.4	375.7	338.1	304.3
% of Revenues				27.1%	21.4%	14.1%	18.7%	19.1%	19.4%	19.4%	19.4%	19.4%	19.4%	19.4%	19.4%	19.4%	19.4%	19.4%

Total Operating Expenses				556.0	1,536.7	1,116.9	1,219.4	1,097.3	987.6	888.7	800.0	720.0	647.9	583.2	524.8	472.4	425.1	382.6

EBITDA				234.5	1,182.3	1,323.3	976.9	879.2	791.3	712.3	640.9	576.8	519.2	467.2	420.6	378.4	340.7	306.6
EBITDA Margin				14.1%	21.3%	23.9%	19.6%	19.6%	19.6%	19.6%	19.6%	19.6%	19.6%	19.6%	19.6%	19.6%	19.6%	19.6%

Depreciation				8.3	27.7	27.7	25.0	22.5	20.2	18.2	16.4	14.7	13.3	11.9	10.7	9.7	8.7	7.8
% of Revenues				0.5%	0.5%	0.5%	0.5%	0.5%	0.5%	0.5%	0.5%	0.5%	0.5%	0.5%	0.5%	0.5%	0.5%	0.5%

EBIT				226.2	1,154.6	1,295.6	951.9	856.7	771.1	694.1	624.5	562.1	505.9	455.3	409.9	368.7	332.0	298.8
EBIT Margin				13.6%	20.8%	23.4%	19.1%	19.1%	19.1%	19.1%	19.1%	19.1%	19.1%	19.1%	19.1%	19.1%	19.1%	19.1%

Income Taxes	37.0%			83.7	427.2	479.4	352.2	317.0	285.3	256.8	231.1	208.0	187.2	168.5	151.7	136.4	122.8	110.6

Net Income				142.5	727.4	816.2	599.7	539.7	485.8	437.3	393.4	354.1	318.7	286.8	258.2	232.3	209.2	188.2

Returns on Contributory Assets
Working Capital				(6.0)	(20.4)	(19.3)	(17.3)	(15.6)	(14.0)	(12.6)	(11.4)	(10.2)	(9.2)	(8.3)	(7.5)	(6.7)	(6.0)	(5.4)
Assembled Workforce				(23.9)	(65.2)	(59.3)	(48.5)	(39.7)	(32.5)	(27.8)	(23.8)	(20.4)	(17.5)	(15.0)	(12.9)	(11.0)	(9.5)	(8.1)
Non-Compete Agreement				(15.3)	(41.8)	(38.0)	(31.1)	(25.4)	(20.8)	(17.8)	(15.3)	(13.1)	(11.2)	(9.6)	(8.3)	(7.1)	(6.1)	(5.2)
Trademarks and Trade Names			0.6%	(10.5)	(34.9)	(34.9)	(31.4)	(28.3)	(25.5)	(22.9)	(20.6)	(18.6)	(16.7)	(15.0)	(13.5)	(12.2)	(11.0)	(9.9)

Net Returns on Subject Asset				$86.8	$565.1	$664.7	$471.4	$430.7	$393.0	$356.2	$322.3	$291.8	$264.1	$238.9	$216.0	$195.3	$176.6	$159.6	$143.6

Terminal Value		-10%																	$598.3

Discounting Period				0.17	0.83	1.83	2.83	3.83	4.83	5.83	6.83	7.83	8.83	9.83	10.83	11.83	12.83	13.83	13.83
Present Value Factor		14.0%		0.9786	0.8970	0.7868	0.6902	0.6054	0.5311	0.4658	0.4086	0.3585	0.3144	0.2758	0.2419	0.2122	0.1862	0.1633	0.1633

Present Value of Cash Flows		$2,711.1		$84.9	$506.9	$523.0	$325.4	$260.7	$208.7	$165.9	$131.7	$104.6	$83.0	$65.9	$52.3	$41.4	$32.9	$26.1	$97.7

Plus: PV of Amortization Tax Benefit		523.2	[F2]

Estimated Fair Value (rounded)		$3,230.0

Footnotes:

[F1]	All forecast data provided by Management.
[F2]	Represents the present value of the amortization tax benefit associated with the asset, assuming a 15 year depreciable life for tax purposes.

WageWorks, Inc.	Exhibit 3

ASC 805 Valuation of Certain Assets and Liabilities of Planned Benefit Systems Inc.	Customer Relationships Valuation Analysis: COBRA
($000’s)	As of: August 31, 2010

			Fiscal Year	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	Terminal
			Forecast Period	1	2	3	4	5	6	7	8	9	10	11	12	13	14	15	Value
[F1]
Revenues		Baseline Year	$1,465.0	$484.5	$1,377.1	$1,032.8	$774.6	$581.0	$435.8	$326.9	$245.2	$183.9	$137.9	$103.4	$77.6	$58.2	$43.7	$32.8
Renewal Rate					94%	75%	75%	75%	75%	75%	75%	75%	75%	75%	75%	75%	75%	75%

Cost of Goods Sold				254.8	702.0	578.4	433.8	325.4	244.1	183.1	137.3	103.0	77.2	57.9	43.5	32.6	24.5	18.4
% of Revenues				52.6%	51.0%	56.0%	56.0%	56.0%	56.0%	56.0%	56.0%	56.0%	56.0%	56.0%	56.0%	56.0%	56.0%	56.0%

Gross Margin				229.7	675.1	454.4	340.8	255.6	191.7	143.8	107.9	80.9	60.7	45.5	34.1	25.6	19.2	14.4
Gross Margin %				47.4%	49.0%	44.0%	44.0%	44.0%	44.0%	44.0%	44.0%	44.0%	44.0%	44.0%	43.9%	44.0%	43.9%	43.9%

Operating Expenses
Sales & Marketing				30.4	86.5	61.9	44.2	31.1	21.8	16.3	12.3	9.2	6.9	5.2	3.9	2.9	2.2	1.6
% of Revenues				6.3%	6.3%	6.0%	5.7%	5.4%	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%
General & Administrative				131.2	295.1	146.1	145.0	110.8	84.7	63.5	47.6	35.7	26.8	20.1	15.1	11.3	8.5	6.4
% of Revenues				27.1%	21.4%	14.1%	18.7%	19.1%	19.4%	19.4%	19.4%	19.4%	19.4%	19.4%	19.4%	19.4%	19.4%	19.4%

Total Operating Expenses				161.6	381.6	208.0	189.2	141.9	106.5	79.8	59.9	44.9	33.7	25.3	19.0	14.2	10.7	8.0

EBITDA				68.1	293.5	246.4	151.6	113.7	85.2	64.0	48.0	36.0	27.0	20.2	15.1	11.4	8.5	6.4
EBITDA Margin				14.1%	21.3%	23.9%	19.6%	19.6%	19.6%	19.6%	19.6%	19.6%	19.6%	19.5%	19.5%	19.6%	19.5%	19.5%

Depreciation				2.4	6.9	5.2	3.9	2.9	2.2	1.6	1.2	0.9	0.7	0.5	0.4	0.3	0.2	0.2
% of Revenues				0.5%	0.5%	0.5%	0.5%	0.5%	0.5%	0.5%	0.5%	0.5%	0.5%	0.5%	0.5%	0.5%	0.5%	0.5%

EBIT				65.7	286.6	241.2	147.7	110.8	83.0	62.4	46.8	35.1	26.3	19.7	14.7	11.1	8.3	6.2
EBIT Margin				13.6%	20.8%	23.4%	19.1%	19.1%	19.0%	19.1%	19.1%	19.1%	19.1%	19.1%	18.9%	19.1%	19.0%	18.9%
Income Taxes
	37.0%			24.3	106.0	89.2	54.6	41.0	30.7	23.1	17.3	13.0	9.7	7.3	5.4	4.1	3.1	2.3

Net Income				41.4	180.6	152.0	93.1	69.8	52.3	39.3	29.5	22.1	16.6	12.4	9.3	7.0	5.2	3.9

Returns on Contributory Assets
Working Capital				(1.8)	(5.1)	(3.6)	(2.7)	(2.0)	(1.5)	(1.1)	(0.9)	(0.6)	(0.5)	(0.4)	(0.3)	(0.2)	(0.2)	(0.1)
Assembled Workforce				(7.0)	(16.2)	(11.0)	(7.5)	(5.1)	(3.5)	(2.5)	(1.8)	(1.3)	(0.9)	(0.7)	(0.5)	(0.3)	(0.2)	(0.2)
Non-Compete Agreement				(4.5)	(10.4)	(7.1)	(4.8)	(3.3)	(2.2)	(1.6)	(1.1)	(0.8)	(0.6)	(0.4)	(0.3)	(0.2)	(0.2)	(0.1)
Trademarks and Trade Names			0.6%	(3.1)	(8.7)	(6.5)	(4.9)	(3.7)	(2.7)	(2.1)	(1.5)	(1.2)	(0.9)	(0.7)	(0.5)	(0.4)	(0.3)	(0.2)

Net Returns on Subject Asset				$25.0	$140.2	$123.8	$73.2	$55.7	$42.4	$32.0	$24.2	$18.2	$13.7	$10.2	$7.7	$5.9	$4.3	$3.3	$3.0
Terminal Value
		-10%																	$13.0

Discounting Period				0.17	0.83	1.83	2.83	3.83	4.83	5.83	6.83	7.83	8.83	9.83	10.83	11.83	12.83	13.83	13.83
Present Value Factor		13.0%		0.9800	0.9035	0.7996	0.7076	0.6262	0.5542	0.4904	0.4340	0.3841	0.3399	0.3008	0.2662	0.2355	0.2085	0.1845	0.1845

Present Value of Cash Flows		$408.7		$24.5	$126.7	$99.0	$51.8	$34.9	$23.5	$15.7	$10.5	$7.0	$4.7	$3.1	$2.0	$1.4	$0.9	$0.6	$2.4

Plus: PV of Amortization Tax Benefit		83.4	[F2]

Estimated Fair Value (rounded)		$490.0

Footnotes:

[F1]	All forecast data provided by Management.
[F2]	Represents the present value of the amortization tax benefit associated with the asset, assuming a 15 year depreciable life for tax purposes.

WageWorks, Inc.	Exhibit 4

ASC 805 Valuation of Certain Assets and Liabilities of Planned Benefit Systems Inc.	Covenant Non-to-Compete Valuation Analysis
($000’s)	As of: August 31, 2010

		Fiscal Year			2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	Terminal
		Forecast Period			1	2	3	4	5	6	7	8	9	10	11	12	13	14	15	Value
[F1]
Total Revenues					$2,151.7	$7,964.2	$8,760.5	$9,636.6	$10,600.3	$11,660.3	$12,243.3	$12,855.5	$13,498.3	$14,173.2	$14,881.8	$15,625.9	$16,407.2	$17,227.6	$18,089.0

% of Revenues Lost in the Event of Immediate Competition					0%	0%	0%	35%	50%	50%	50%	50%	50%	50%	50%	50%	50%	50%	50%

Revenues Lost in Event of Immediate Competition					$—	$—	$—	$3,372.8	$5,300.2	$5,830.2	$6,121.7	$6,427.8	$6,749.2	$7,086.6	$7,440.9	$7,813.0	$8,203.6	$8,613.8	$9,044.5

% of Revenues Lost in the Event of Delayed Competition					0%	0%	0%	0%	0%	0%	9%	13%	13%	13%	13%	13%	13%	13%	13%

Revenues Lost in Event of Delayed Competition					$—	$—	$—	$—	$—	$—	$1,071.3	$1,606.9	$1,687.3	$1,771.7	$1,860.2	$1,953.2	$2,050.9	$2,153.5	$2,261.1

Incremental Revenues Protected by the Covenant					$—	$—	$—	$3,372.8	$5,300.2	$5,830.2	$5,050.4	$4,820.9	$5,061.9	$5,314.9	$5,580.7	$5,859.8	$6,152.7	$6,460.3	$6,783.4
Probability of Competition in Absence of the Covenant					0%	0%	0%	10%	10%	10%	10%	10%	10%	10%	10%	10%	10%	10%	10%

Probability Adjusted Incremental Revenues Protected by the Covenant					$—	$—	$—	$337.3	$530.0	$583.0	$505.0	$482.1	$506.2	$531.5	$558.1	$586.0	$615.3	$646.0	$678.3

Cost of Goods Sold					—	—	—	188.9	296.8	326.5	282.8	270.0	283.5	297.7	312.6	328.2	344.6	361.8	379.9
% of Revenues					52.6%	51.0%	56.0%	56.0%	56.0%	56.0%	56.0%	56.0%	56.0%	56.0%	56.0%	56.0%	56.0%	56.0%	56.0%

Gross Margin					—	—	—	148.4	233.2	256.5	222.2	212.1	222.7	233.8	245.5	257.8	270.7	284.2	298.4
Gross Margin %					#DIV/0!	#DIV/0!	#DIV/0!	44.0%	44.0%	44.0%	44.0%	44.0%	44.0%	44.0%	44.0%	44.0%	44.0%	44.0%	44.0%

Operating Expenses
Sales & Marketing					—	—	—	19.3	28.4	29.2	25.3	24.1	25.3	26.6	27.9	29.3	30.8	32.3	33.9
% of Revenues					6.3%	6.3%	6.0%	5.7%	5.4%	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%
General & Administrative					—	—	—	63.1	101.1	113.2	98.1	93.6	98.3	103.2	108.4	113.8	119.5	125.5	131.8
% of Revenues					27.1%	21.4%	14.1%	18.7%	19.1%	19.4%	19.4%	19.4%	19.4%	19.4%	19.4%	19.4%	19.4%	19.4%	19.4%

Total Operating Expenses					—	—	—	82.4	129.5	142.4	123.4	117.7	123.6	129.8	136.3	143.1	150.3	157.8	165.7

EBITDA					—	—	—	66.0	103.7	114.1	98.8	94.4	99.1	104.0	109.2	114.7	120.4	126.4	132.7
EBITDA Margin					#DIV/0!	#DIV/0!	#DIV/0!	19.6%	19.6%	19.6%	19.6%	19.6%	19.6%	19.6%	19.6%	19.6%	19.6%	19.6%	19.6%

Depreciation					—	—	—	1.7	2.7	2.9	2.5	2.4	2.5	2.7	2.8	2.9	3.1	3.2	3.4
% of Revenues					0.5%	0.5%	0.5%	0.5%	0.5%	0.5%	0.5%	0.5%	0.5%	0.5%	0.5%	0.5%	0.5%	0.5%	0.5%

EBIT					—	—	—	64.3	101.0	111.2	96.3	92.0	96.6	101.3	106.4	111.8	117.3	123.2	129.3
EBIT Margin					#DIV/0!	#DIV/0!	#DIV/0!	19.1%	19.1%	19.1%	19.1%	19.1%	19.1%	19.1%	19.1%	19.1%	19.1%	19.1%	19.1%

Income Taxes	37.0%				—	—	—	23.8	37.4	41.1	35.6	34.0	35.7	37.5	39.4	41.4	43.4	45.6	47.8

Net Income					—	—	—	40.5	63.6	70.1	60.7	58.0	60.9	63.8	67.0	70.4	73.9	77.6	81.5	85.6

Cash Flow Adjustments
Working Capital					—	—	—	(35.4)	(20.2)	(5.6)	8.2	2.4	(2.5)	(2.7)	(2.8)	(2.9)	(3.1)	(3.2)	(3.4)	(3.6)

Net Cash Flow					$—	$—	$—	$5.1	$43.4	$64.5	$68.9	$60.4	$58.4	$61.1	$64.2	$67.5	$70.8	$74.4	$78.1	$82.0

Terminal Value		5%																		$820.1

Discounting Period					0.17	0.83	1.83	2.83	3.83	4.83	5.83	6.83	7.83	8.83	9.83	10.83	11.83	12.83	13.83	13.83
Present Value Factor		15.0%			0.9772	0.8905	0.7743	0.6733	0.5855	0.5091	0.4427	0.3850	0.3348	0.2911	0.2531	0.2201	0.1914	0.1664	0.1447	0.1447

Present Value of Cash Flows		$339.9			$—	$—	$—	$3.4	$25.4	$32.8	$30.5	$23.3	$19.6	$17.8	$16.2	$14.9	$13.6	$12.4	$11.3	$118.7

Plus: PV of Amortization Tax Benefit		62.2	[F2	]

Estimated Fair Value (rounded)		$400.0

Footnotes:

[F1]	All forecast data provided by Management.
[F2]	Represents the present value of the amortization tax benefit associated with the asset, assuming a 15 year depreciable life for tax purposes.

WageWorks, Inc.	Exhibit 5

ASC 805 Valuation of Certain Assets and Liabilities of Planned Benefit Systems Inc.	Trademark and Trade Name Valuation Analysis
($000’s)	As of: August 31, 2010

			Fiscal Year	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024
			Forecast Period	1	2	3	4	5	6	7	8	9	10	11	12	13	14	15
[F1]
Revenue Bases Affected
Total Revenues				$2,151.7	$7,964.2	$8,760.5	$9,636.6	$10,600.3

Royalty Rates
Total Revenues				1.0%	1.0%	1.0%	1.0%	1.0%

Royalties Avoided				$21.5	$79.6	$87.6	$96.4	$106.0

Income Taxes	37.0%			(8.0)	(29.5)	(32.4)	(35.7)	(39.2)

Net After-Tax Royalties Avoided				13.5	50.1	55.2	60.7	66.8

Discounting Period				0.17	0.83	1.83	2.83	3.83
Present Value Factor		13.0%		0.9800	0.9035	0.7996	0.7076	0.6262

Present Value of Cash Flows		$187.4		$13.2	$45.3	$44.1	$43.0	$41.8

Plus: PV of Amortization Tax Benefit		38.2	[F2]

Estimated Fair Value (rounded)		$230.0

Footnotes:

[F1]	All forecast data provided by Management.
[F2]	Represents the present value of the amortization tax benefit associated with the asset, assuming a 15 year depreciable life for tax purposes.

WageWorks, Inc.	Exhibit 2

ASC 805 Valuation of Certain Assets and Liabilities of Fringe Benefits Management	Customer Relationships Valuation Analysis: Healthcare
($000’s)	As of: November 30, 2010

			Fiscal Year	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	Terminal
			Forecast Period	1	2	3	4	5	6	7	8	9	10	11	12	13	14	15	Value
[F1]
Revenues		Baseline Year	$7,706.9	$642.2	$7,360.1	$7,028.9	$6,712.6	$6,410.5	$6,122.0	$5,846.5	$5,583.4	$5,332.1	$5,092.2	$4,863.1	$4,644.3	$4,435.3	$4,235.7	$4,045.1
Renewal Rate					95.5%	95.5%	95.5%	95.5%	95.5%	95.5%	95.5%	95.5%	95.5%	95.5%	95.5%	95.5%	95.5%	95.5%

Cost of Goods Sold				530.5	6,079.7	5,388.0	4,499.6	3,923.2	3,671.7	3,506.5	3,348.7	3,198.0	3,054.1	2,916.7	2,785.5	2,660.1	2,540.4	2,426.1
% of Revenues				82.6%	82.6%	76.7%	67.0%	61.2%	60.0%	60.0%	60.0%	60.0%	60.0%	60.0%	60.0%	60.0%	60.0%	60.0%

Gross Margin				111.7	1,280.4	1,640.9	2,213.0	2,487.3	2,450.3	2,340.0	2,234.7	2,134.1	2,038.1	1,946.4	1,858.8	1,775.2	1,695.3	1,619.0
Gross Margin %				17.4%	17.4%	23.3%	33.0%	38.8%	40.0%	40.0%	40.0%	40.0%	40.0%	40.0%	40.0%	40.0%	40.0%	40.0%

Operating Expenses
Sales & Marketing				19.3	220.6	206.7	193.6	181.4	169.9	162.3	155.0	148.0	141.3	135.0	128.9	123.1	117.6	112.3
% of Revenues				3.0%	3.0%	2.9%	2.9%	2.8%	2.8%	2.8%	2.8%	2.8%	2.8%	2.8%	2.8%	2.8%	2.8%	2.8%
General & Administrative				70.0	801.7	751.1	703.6	659.1	617.5	589.7	563.2	537.8	513.6	490.5	468.4	447.4	427.2	408.0
% of Revenues				10.9%	10.9%	10.7%	10.5%	10.3%	10.1%	10.1%	10.1%	10.1%	10.1%	10.1%	10.1%	10.1%	10.1%	10.1%

Total Operating Expenses				89.3	1,022.3	957.8	897.2	840.5	787.4	752.0	718.2	685.8	654.9	625.5	597.3	570.5	544.8	520.3

EBITDA				22.4	258.1	683.1	1,315.8	1,646.8	1,662.9	1,588.0	1,516.5	1,448.3	1,383.2	1,320.9	1,261.5	1,204.7	1,150.5	1,098.7
EBITDA Margin				3.5%	3.5%	9.7%	19.6%	25.7%	27.2%	27.2%	27.2%	27.2%	27.2%	27.2%	27.2%	27.2%	27.2%	27.2%

Depreciation				2.8	32.2	87.8	106.5	96.9	88.1	84.2	80.4	76.7	73.3	70.0	66.8	63.8	61.0	58.2
% of Revenues				0.4%	0.4%	1.2%	1.6%	1.5%	1.4%	1.4%	1.4%	1.4%	1.4%	1.4%	1.4%	1.4%	1.4%	1.4%

EBIT				19.6	225.9	595.3	1,209.3	1,549.9	1,574.8	1,503.8	1,436.1	1,371.6	1,309.9	1,250.9	1,194.7	1,140.9	1,089.5	1,040.5
EBIT Margin				3.1%	3.1%	8.5%	18.0%	24.2%	25.7%	25.7%	25.7%	25.7%	25.7%	25.7%	25.7%	25.7%	25.7%	25.7%

Income Taxes	37.0%			7.3	83.6	220.3	447.4	573.5	582.7	556.4	531.4	507.5	484.7	462.8	442.0	422.1	403.1	385.0

Net Income				12.3	142.3	375.0	761.9	976.4	992.1	947.4	904.7	864.1	825.2	788.1	752.7	718.8	686.4	655.5

Returns on Contributory Assets
Working Capital				(1.5)	(17.5)	(18.4)	(20.3)	(20.9)	(20.3)	(19.3)	(18.5)	(17.6)	(16.8)	(16.1)	(15.4)	(14.7)	(14.0)	(13.4)
Assembled Workforce				(6.0)	(62.7)	(57.0)	(51.9)	(47.2)	(42.9)	(39.0)	(35.5)	(32.3)	(29.4)	(26.7)	(24.3)	(22.1)	(20.1)	(18.3)
Trademarks and Trade Names			0.6%	(4.0)	(46.4)	(44.3)	(42.3)	(40.4)	(38.6)	(36.8)	(35.2)	(33.6)	(32.1)	(30.6)	(29.3)	(27.9)	(26.7)	(25.5)

Net Returns on Subject Asset				$0.8	$15.7	$255.3	$647.4	$867.9	$890.3	$852.3	$815.5	$780.6	$746.9	$714.7	$683.7	$654.1	$625.6	$598.3	$571.4

Terminal Value		-4.5%																	$3,088.6

Discounting Period				0.04	0.58	1.58	2.58	3.58	4.58	5.58	6.58	7.58	8.58	9.58	10.58	11.58	12.58	13.58	13.58
Present Value Factor		14.0%		0.9948	0.9268	0.8130	0.7132	0.6256	0.5488	0.4814	0.4222	0.3704	0.3249	0.2850	0.2500	0.2193	0.1924	0.1687	0.1687

Present Value of Cash Flows		$4,263.0		$0.8	$14.6	$207.6	$461.7	$543.0	$488.6	$410.3	$344.3	$289.1	$242.7	$203.7	$170.9	$143.4	$120.4	$100.9	$521.0

Plus: PV of Amortization Tax Benefit		822.7	[F2]

Estimated Fair Value (rounded)		$5,090.0
Footnotes:

[F1]	All forecast data provided by Management.
[F2]	Represents the present value of the amortization tax benefit associated with the asset, assuming a 15 year depreciable life for tax purposes.

WageWorks, Inc.	Exhibit 3

ASC 805 Valuation of Certain Assets and Liabilities of Fringe Benefits Management	Customer Relationships Valuation Analysis: COBRA
($000’s)	As of: November 30, 2010

			Fiscal Year	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	Terminal
			Forecast Period	1	2	3	4	5	6	7	8	9	10	11	12	13	14	15	Value
[F1]
Revenues		Baseline Year	$1,369.9	$114.2	$1,349.4	$1,329.2	$1,309.3	$1,289.7	$1,270.4	$1,251.3	$1,232.5	$1,214.0	$1,195.8	$1,177.9	$1,160.2	$1,142.8	$1,125.7	$1,108.8
Renewal Rate					98.5%	98.5%	98.5%	98.5%	98.5%	98.5%	98.5%	98.5%	98.5%	98.5%	98.5%	98.5%	98.5%	98.5%

Cost of Goods Sold				94.3	1,114.7	1,018.9	877.7	789.3	761.9	750.5	739.2	728.1	717.2	706.5	695.8	685.4	675.1	665.0
% of Revenues				82.6%	82.6%	76.7%	67.0%	61.2%	60.0%	60.0%	60.0%	60.0%	60.0%	60.0%	60.0%	60.0%	60.0%	60.0%

Gross Margin				19.9	234.7	310.3	431.6	500.4	508.5	500.8	493.3	485.9	478.6	471.4	464.4	457.4	450.6	443.8
Gross Margin %				17.4%	17.4%	23.3%	33.0%	38.8%	40.0%	40.0%	40.0%	40.0%	40.0%	40.0%	40.0%	40.0%	40.0%	40.0%

Operating Expenses
Sales & Marketing				3.4	40.4	39.1	37.8	36.5	35.3	34.7	34.2	33.7	33.2	32.7	32.2	31.7	31.2	30.8
% of Revenues				3.0%	3.0%	2.9%	2.9%	2.8%	2.8%	2.8%	2.8%	2.8%	2.8%	2.8%	2.8%	2.8%	2.8%	2.8%
General & Administrative				12.4	147.0	142.0	137.2	132.6	128.1	126.2	124.3	122.4	120.6	118.8	117.0	115.3	113.5	111.8
% of Revenues				10.9%	10.9%	10.7%	10.5%	10.3%	10.1%	10.1%	10.1%	10.1%	10.1%	10.1%	10.1%	10.1%	10.1%	10.1%

Total Operating Expenses				15.8	187.4	181.1	175.0	169.1	163.4	160.9	158.5	156.1	153.8	151.5	149.2	147.0	144.7	142.6

EBITDA				4.1	47.3	129.2	256.6	331.3	345.1	339.9	334.8	329.8	324.8	319.9	315.2	310.4	305.9	301.2
EBITDA Margin				3.6%	3.5%	9.7%	19.6%	25.7%	27.2%	27.2%	27.2%	27.2%	27.2%	27.2%	27.2%	27.2%	27.2%	27.2%

Depreciation				0.5	5.9	16.6	20.8	19.5	18.3	18.0	17.7	17.5	17.2	17.0	16.7	16.4	16.2	16.0
% of Revenues				0.4%	0.4%	1.2%	1.6%	1.5%	1.4%	1.4%	1.4%	1.4%	1.4%	1.4%	1.4%	1.4%	1.4%	1.4%

EBIT				3.6	41.4	112.6	235.8	311.8	326.8	321.9	317.1	312.3	307.6	302.9	298.5	294.0	289.7	285.2
EBIT Margin				3.1%	3.1%	8.5%	18.0%	24.2%	25.7%	25.7%	25.7%	25.7%	25.7%	25.7%	25.7%	25.7%	25.7%	25.7%

Income Taxes	37.0%			1.3	15.3	41.7	87.2	115.4	120.9	119.1	117.3	115.6	113.8	112.1	110.4	108.8	107.2	105.5

Net Income				2.3	26.1	70.9	148.6	196.4	205.9	202.8	199.8	196.7	193.8	190.8	188.1	185.2	182.5	179.7

Returns on Contributory Assets
Working Capital				(0.3)	(3.2)	(3.5)	(4.0)	(4.2)	(4.2)	(4.1)	(4.1)	(4.0)	(4.0)	(3.9)	(3.8)	(3.8)	(3.7)	(3.7)
Assembled Workforce				(1.1)	(11.5)	(10.8)	(10.1)	(9.5)	(8.9)	(8.4)	(7.8)	(7.3)	(6.9)	(6.5)	(6.1)	(5.7)	(5.3)	(5.0)
Trademarks and Trade Names			0.6%	(0.7)	(8.5)	(8.4)	(8.2)	(8.1)	(8.0)	(7.9)	(7.8)	(7.6)	(7.5)	(7.4)	(7.3)	(7.2)	(7.1)	(7.0)

Net Returns on Subject Asset				$0.2	$2.9	$48.2	$126.3	$174.6	$184.8	$182.4	$180.1	$177.8	$175.4	$173.0	$170.9	$168.5	$166.4	$164.0	$161.5

Terminal Value		-1.5%																	$1,041.9

Discounting Period				0.04	0.58	1.58	2.58	3.58	4.58	5.58	6.58	7.58	8.58	9.58	10.58	11.58	12.58	13.58	13.58
Present Value Factor		14.0%		0.9948	0.9268	0.8130	0.7132	0.6256	0.5488	0.4814	0.4222	0.3704	0.3249	0.2850	0.2500	0.2193	0.1924	0.1687	0.1687

Present Value of Cash Flows		$994.0		$0.2	$2.7	$39.2	$90.1	$109.2	$101.4	$87.8	$76.0	$65.9	$57.0	$49.3	$42.7	$37.0	$32.0	$27.7	$175.8

Plus: PV of Amortization Tax Benefit		191.8	[F2]

Estimated Fair Value (rounded)		$1,190.0

Footnotes:

[F1]	All forecast data provided by Management.
[F2]	Represents the present value of the amortization tax benefit associated with the asset, assuming a 15 year depreciable life for tax purposes.

WageWorks, Inc.	Exhibit 4

ASC 805 Valuation of Certain Assets and Liabilities of Fringe Benefits Management	Customer Relationships Valuation Analysis: Commuter
($000’s)	As of: November 30, 2010

			Fiscal Year	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	Terminal
			Forecast Period	1	2	3	4	5	6	7	8	9	10	11	12	13	14	15	Value
[F1]
Revenues		Baseline Year	$570.8	$47.6	$562.2	$553.8	$545.5	$537.3	$529.2	$521.3	$513.5	$505.8	$498.2	$490.7	$483.3	$476.1	$469.0	$462.0
Renewal Rate					98.5%	98.5%	98.5%	98.5%	98.5%	98.5%	98.5%	98.5%	98.5%	98.5%	98.5%	98.5%	98.5%	98.5%

Cost of Goods Sold				39.3	464.4	424.5	365.7	328.8	317.4	312.7	308.0	303.4	298.8	294.3	289.9	285.5	281.3	277.1
% of Revenues				82.6%	82.6%	76.7%	67.0%	61.2%	60.0%	60.0%	60.0%	60.0%	60.0%	60.0%	60.0%	60.0%	60.0%	60.0%

Gross Margin				8.3	97.8	129.3	179.8	208.5	211.8	208.6	205.5	202.4	199.4	196.4	193.4	190.6	187.7	184.9
Gross Margin %				17.4%	17.4%	23.3%	33.0%	38.8%	40.0%	40.0%	40.0%	40.0%	40.0%	40.0%	40.0%	40.0%	40.0%	40.0%

Operating Expenses
Sales & Marketing				1.4	16.9	16.3	15.7	15.2	14.7	14.5	14.3	14.0	13.8	13.6	13.4	13.2	13.0	12.8
% of Revenues				3.0%	3.0%	2.9%	2.9%	2.8%	2.8%	2.8%	2.8%	2.8%	2.8%	2.8%	2.8%	2.8%	2.8%	2.8%
General & Administrative				5.2	61.2	59.2	57.2	55.2	53.4	52.6	51.8	51.0	50.3	49.5	48.7	48.0	47.3	46.6
% of Revenues				10.9%	10.9%	10.7%	10.5%	10.3%	10.1%	10.1%	10.1%	10.1%	10.1%	10.1%	10.1%	10.1%	10.1%	10.1%

Total Operating Expenses				6.6	78.1	75.5	72.9	70.4	68.1	67.1	66.1	65.0	64.1	63.1	62.1	61.2	60.3	59.4

EBITDA				1.7	19.7	53.8	106.9	138.1	143.7	141.5	139.4	137.4	135.3	133.3	131.3	129.4	127.4	125.5
EBITDA Margin				3.5%	3.5%	9.7%	19.6%	25.7%	27.2%	27.1%	27.1%	27.2%	27.2%	27.2%	27.2%	27.2%	27.2%	27.2%

Depreciation				0.2	2.5	6.9	8.7	8.1	7.6	7.5	7.4	7.3	7.2	7.1	7.0	6.9	6.8	6.6
% of Revenues				0.4%	0.4%	1.2%	1.6%	1.5%	1.4%	1.4%	1.4%	1.4%	1.4%	1.4%	1.4%	1.4%	1.4%	1.4%

EBIT				1.5	17.2	46.9	98.2	130.0	136.1	134.0	132.0	130.1	128.1	126.2	124.3	122.5	120.6	118.9
EBIT Margin				3.1%	3.1%	8.5%	18.0%	24.2%	25.7%	25.7%	25.7%	25.7%	25.7%	25.7%	25.7%	25.7%	25.7%	25.7%

Income Taxes	37.0%			0.5	6.4	17.4	36.3	48.1	50.4	49.6	48.8	48.1	47.4	46.7	46.0	45.3	44.6	44.0

Net Income				1.0	10.8	29.5	61.9	81.9	85.7	84.4	83.2	82.0	80.7	79.5	78.3	77.2	76.0	74.9

Returns on Contributory Assets
Working Capital				(0.1)	(1.3)	(1.5)	(1.6)	(1.8)	(1.8)	(1.7)	(1.7)	(1.7)	(1.6)	(1.6)	(1.6)	(1.6)	(1.6)	(1.5)
Assembled Workforce				(0.4)	(4.8)	(4.5)	(4.2)	(4.0)	(3.7)	(3.5)	(3.3)	(3.1)	(2.9)	(2.7)	(2.5)	(2.4)	(2.2)	(2.1)
Trademarks and Trade Names			0.6%	(0.3)	(3.5)	(3.5)	(3.4)	(3.4)	(3.3)	(3.3)	(3.2)	(3.2)	(3.1)	(3.1)	(3.0)	(3.0)	(3.0)	(2.9)

Net Returns on Subject Asset				$0.2	$1.2	$20.0	$52.7	$72.7	$76.9	$75.9	$75.0	$74.0	$73.1	$72.1	$71.2	$70.2	$69.2	$68.4	$67.4
Terminal Value		-1.5%																	$434.8

Discounting Period				0.04	0.58	1.58	2.58	3.58	4.58	5.58	6.58	7.58	8.58	9.58	10.58	11.58	12.58	13.58	13.58
Present Value Factor		14.0%		0.9948	0.9268	0.8130	0.7132	0.6256	0.5488	0.4814	0.4222	0.3704	0.3249	0.2850	0.2500	0.2193	0.1924	0.1687	0.1687

Present Value of Cash Flows		$414.2		$0.2	$1.1	$16.3	$37.6	$45.5	$42.2	$36.5	$31.7	$27.4	$23.8	$20.5	$17.8	$15.4	$13.3	$11.5	$73.4

Plus: PV of Amortization Tax Benefit		79.9	[F2]

Estimated Fair Value (rounded)		$490.0

Footnotes:

[F1]	All forecast data provided by Management.
[F2]	Represents the present value of the amortization tax benefit associated with the asset, assuming a 15 year depreciable life for tax purposes.

WageWorks, Inc.	Exhibit 5

ASC 805 Valuation of Certain Assets and Liabilities of Fringe Benefits Management	Customer Relationships Valuation Analysis: Interchange and Cards
($000’s)	As of: November 30, 2010

			Fiscal Year	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	Terminal
			Forecast Period	1	2	3	4	5	6	7	8	9	10	11	12	13	14	15	Value
[F1]
Revenues		Baseline Year	$843.8	$70.3	$805.8	$769.5	$734.9	$701.8	$670.2	$640.0	$611.2	$583.7	$557.4	$532.3	$508.3	$485.4	$463.6	$442.7
Renewal Rate					95.5%	95.5%	95.5%	95.5%	95.5%	95.5%	95.5%	95.5%	95.5%	95.5%	95.5%	95.5%	95.5%	95.5%

Cost of Goods Sold				58.1	665.6	589.9	492.6	429.5	402.0	383.8	366.6	350.1	334.3	319.3	304.9	291.1	278.0	265.5
% of Revenues				82.6%	82.6%	76.7%	67.0%	61.2%	60.0%	60.0%	60.0%	60.0%	60.0%	60.0%	60.0%	60.0%	60.0%	60.0%

Gross Margin				12.2	140.2	179.6	242.3	272.3	268.2	256.2	244.6	233.6	223.1	213.0	203.4	194.3	185.6	177.2
Gross Margin %				17.4%	17.4%	23.3%	33.0%	38.8%	40.0%	40.0%	40.0%	40.0%	40.0%	40.0%	40.0%	40.0%	40.0%	40.0%

Operating Expenses
Sales & Marketing				2.1	24.2	22.6	21.2	19.9	18.6	17.8	17.0	16.2	15.5	14.8	14.1	13.5	12.9	12.3
% of Revenues				3.0%	3.0%	2.9%	2.9%	2.8%	2.8%	2.8%	2.8%	2.8%	2.8%	2.8%	2.8%	2.8%	2.8%	2.8%
General & Administrative				7.7	87.8	82.2	77.0	72.2	67.6	64.6	61.6	58.9	56.2	53.7	51.3	49.0	46.8	44.7
% of Revenues				10.9%	10.9%	10.7%	10.5%	10.3%	10.1%	10.1%	10.1%	10.1%	10.1%	10.1%	10.1%	10.1%	10.1%	10.1%

Total Operating Expenses				9.8	112.0	104.8	98.2	92.1	86.2	82.4	78.6	75.1	71.7	68.5	65.4	62.5	59.7	57.0

EBITDA				2.4	28.2	74.8	144.1	180.2	182.0	173.8	166.0	158.5	151.4	144.5	138.0	131.8	125.9	120.2
EBITDA Margin				3.4%	3.5%	9.7%	19.6%	25.7%	27.2%	27.2%	27.2%	27.2%	27.2%	27.1%	27.1%	27.2%	27.2%	27.2%

Depreciation				0.3	3.5	9.6	11.7	10.6	9.6	9.2	8.8	8.4	8.0	7.7	7.3	7.0	6.7	6.4
% of Revenues				0.4%	0.4%	1.2%	1.6%	1.5%	1.4%	1.4%	1.4%	1.4%	1.4%	1.4%	1.4%	1.4%	1.4%	1.4%

EBIT				2.1	24.7	65.2	132.4	169.6	172.4	164.6	157.2	150.1	143.4	136.8	130.7	124.8	119.2	113.8
EBIT Margin				3.0%	3.1%	8.5%	18.0%	24.2%	25.7%	25.7%	25.7%	25.7%	25.7%	25.7%	25.7%	25.7%	25.7%	25.7%

Income Taxes	37.0%			0.8	9.1	24.1	49.0	62.8	63.8	60.9	58.2	55.5	53.1	50.6	48.4	46.2	44.1	42.1

Net Income				1.3	15.6	41.1	83.4	106.8	108.6	103.7	99.0	94.6	90.3	86.2	82.3	78.6	75.1	71.7

Returns on Contributory Assets
Working Capital				(0.2)	(1.9)	(2.0)	(2.2)	(2.3)	(2.2)	(2.1)	(2.0)	(1.9)	(1.8)	(1.8)	(1.7)	(1.6)	(1.5)	(1.5)
Assembled Workforce				(0.7)	(6.9)	(6.2)	(5.7)	(5.2)	(4.7)	(4.3)	(3.9)	(3.5)	(3.2)	(2.9)	(2.7)	(2.4)	(2.2)	(2.0)
Trademarks and Trade Names			0.6%	(0.4)	(5.1)	(4.8)	(4.6)	(4.4)	(4.2)	(4.0)	(3.9)	(3.7)	(3.5)	(3.4)	(3.2)	(3.1)	(2.9)	(2.8)

Net Returns on Subject Asset				$0.0	$1.7	$28.1	$70.9	$94.9	$97.5	$93.3	$89.2	$85.5	$81.8	$78.1	$74.7	$71.5	$68.5	$65.4	$62.5

Terminal Value		-4.5%																	$337.8

Discounting Period				0.04	0.58	1.58	2.58	3.58	4.58	5.58	6.58	7.58	8.58	9.58	10.58	11.58	12.58	13.58	13.58
Present Value Factor		14.0%		0.9948	0.9268	0.8130	0.7132	0.6256	0.5488	0.4814	0.4222	0.3704	0.3249	0.2850	0.2500	0.2193	0.1924	0.1687	0.1687

Present Value of Cash Flows		$466.7		$—	$1.6	$22.8	$50.6	$59.4	$53.5	$44.9	$37.7	$31.7	$26.6	$22.3	$18.7	$15.7	$13.2	$11.0	$57.0

Plus: PV of Amortization Tax Benefit		90.1	[F2]

Estimated Fair Value (rounded)		$560.0

Footnotes:

[F1]	All forecast data provided by Management.
[F2]	Represents the present value of the amortization tax benefit associated with the asset, assuming a 15 year depreciable life for tax purposes.

WageWorks, Inc.	Exhibit 6

ASC 805 Valuation of Certain Assets and Liabilities of Fringe Benefits Management	Trade Name Valuation Analysis
($000’s)	As of: November 30, 2010

	0000000	0000000	0000000	0000000	0000000	0000000	0000000	0000000	0000000	0000000	0000000	0000000	0000000	0000000	0000000	0000000	0000000	0000000	0000000
				Fiscal Year	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024
				Forecast Period	1	2	3	4	5	6	7	8	9	10	11	12	13	14	15
[F1]
Revenue Bases Affected
Total Revenues					$839.3	$11,431.7	$12,003.2	$12,603.4	$13,233.5

Royalty Rates
Total Revenues					1.0%	1.0%	1.0%	1.0%	1.0%

Royalties Avoided					$8.4	$114.3	$120.0	$126.0	$132.3
Income Taxes	37.0%				3.1	42.3	44.4	46.6	49.0

Net After-Tax Royalties Avoided					5.3	72.0	75.6	79.4	83.3

Discounting Period					0.04	0.58	1.58	2.58	3.58
Present Value Factor		13.0%			0.9951	0.9316	0.8244	0.7296	0.6456

Present Value of Cash Flows		$246.4			$5.3	$67.1	$62.3	$57.9	$53.8

Plus: PV of Amortization Tax Benefit		50.3	[F2]

Estimated Fair Value (rounded)		$300.0

Footnotes:

[F1]	All forecast data provided by Management.
[F2]	Represents the present value of the amortization tax benefit associated with the asset, assuming a 15 year depreciable life for tax purposes.

Creative Benefits, Inc.	Schedule 2
Income Approach - Valuation of Customer Relationships
September 15, 2008

		1	2	3	4	5	6	7	8
		Partial Year
		2008	2009	2010	2011	2012	2013	2014	2015
Assumed Organic Growth Rate of Existing Customers			4.0%	4.0%	4.0%	4.0%	4.0%	4.0%	4.0%
Attrition Rate Assumption			7.5%	7.5%	7.5%	7.5%	7.5%	7.5%	7.5%
Existing Customer Revenue		$1,788,807	$6,439,889	$6,195,173	$5,959,756	$5,733,286	$5,515,421	$5,305,835	$5,104,213
New Customer Revenue		$163,689	$949,621	$2,207,153	$3,602,173	$5,057,706	$6,665,747	$8,093,449	$9,367,014

Total Revenues		$1,952,496	$7,389,509	$8,402,326	$9,561,929	$10,790,992	$12,181,167	$13,399,284	$14,471,227
Existing Customers as % of Total		92%	87%	74%	62%	53%	45%	40%	35%
Cost of Revenues		1,317,246	4,351,305	4,252,234	3,989,886	3,716,806	3,527,555	3,393,508	3,264,555
as a % of Revenue		73.6%	67.6%	68.6%	66.9%	64.8%	64.0%	64.0%	64.0%
Total Operating Expenses	83.1%	330,997	1,027,656	796,376	722,707	623,117	524,033	504,119	484,963
Income from operations		140,563	1,060,928	1,146,563	1,247,164	1,393,363	1,463,833	1,408,207	1,354,695
Income Taxes	40.0%	(56,225)	(424,371)	(458,625)	(498,866)	(557,345)	(585,533)	(563,283)	(541,878)

Net Income		$84,338	$636,557	$687,938	$748,298	$836,018	$878,300	$844,924	$812,817

Contributory Asset Charges
Fixed Asset Charge	0.12%	2,179	7,846	7,548	7,261	6,985	6,720	6,465	6,219
Operating Working Capital Charge	0.15%	2,755	9,918	9,541	9,178	8,830	8,494	8,171	7,861
Technology - Cost Approach	3.78%	67,590	243,331	234,085	225,190	216,632	208,400	200,481	192,863
Workforce	2.35%	42,101	151,567	145,807	140,266	134,936	129,809	124,876	120,131
Total Asset Charge:	6.41%
ANNUAL NET CASH FLOW		(30,287)	223,895	290,957	366,403	468,634	524,877	504,932	485,744
Present Value Factor
Period		0.2944	1.0000	1.0000	1.0000	1.0000	1.0000	1.0000	1.0000
Mid Year Adjustment		0.1472	0.7944	1.7944	2.7944	3.7944	4.7944	5.7944	6.7944
Discount Rate	28.0%	0.9643	0.8219	0.6421	0.5017	0.3919	0.3062	0.2392	0.1869

PV of Cash Flows		(29,206)	184,023	186,830	183,809	183,667	160,711	120,784	90,777

Sum of Cash Flows		1,318,815
Amortization Tax Benefit		154,875

Value of Customer Relationships		$1,473,690

Rounded Value of Customer Relationships		$1,470,000

	9	10	11	12	13	14	15

	2016	2017	2018	2019	2020	2021	2022
Assumed Organic Growth Rate of Existing Customers	4.0%	4.0%	4.0%	4.0%	4.0%	4.0%	4.0%
Attrition Rate Assumption	7.5%	7.5%	7.5%	7.5%	7.5%	7.5%	7.5%
Existing Customer Revenue	$4,910,253	$4,723,663	$4,544,164	$4,371,486	$4,205,369	$4,045,565	$3,891,834
New Customer Revenue	$10,429,248	$11,382,812	$12,206,570	$13,049,278	$13,912,225	$14,796,733	$15,704,156

Total Revenues	$15,339,501	$16,106,476	$16,750,735	$17,420,764	$18,117,595	$18,842,298	$19,595,990
Existing Customers as % of Total	32%	29%	27%	25%	23%	21%	20%
Cost of Revenues	3,140,502	3,021,163	2,906,359	2,795,917	2,689,672	2,587,465	2,489,141
as a % of Revenue	64.0%	64.0%	64.0%	64.0%	64.0%	64.0%	64.0%
Total Operating Expenses	466,534	448,806	431,751	415,345	399,562	384,378	369,772
Income from operations	1,303,217	1,253,695	1,206,054	1,160,224	1,116,136	1,073,723	1,032,921
Income Taxes	(521,287)	(501,478)	(482,422)	(464,090)	(446,454)	(429,489)	(413,168)

Net Income	$781,930	$752,217	$723,633	$696,135	$669,681	$644,234	$619,753

Contributory Asset Charges
Fixed Asset Charge	5,983	5,755	5,537	5,326	5,124	4,929	4,742
Operating Working Capital Charge	7,562	7,275	6,998	6,732	6,476	6,230	5,994
Technology - Cost Approach	185,534	178,484	171,701	165,177	158,900	152,862	147,053
Workforce	115,566	111,174	106,950	102,886	98,976	95,215	91,597
Total Asset Charge:
ANNUAL NET CASH FLOW	467,286	449,529	432,447	416,014	400,205	384,998	370,368
Present Value Factor
Period	1.0000	1.0000	1.0000	1.0000	1.0000	1.0000	1.0000
Mid Year Adjustment	7.7944	8.7944	9.7944	10.7944	11.7944	12.7944	13.7944
Discount Rate	0.1460	0.1141	0.0891	0.0696	0.0544	0.0425	0.0332
PV of Cash Flows	68,225	51,275	38,536	28,962	21,767	16,359	12,295
Sum of Cash Flows
Amortization Tax Benefit
Value of Customer Relationships

Rounded Value of Customer Relationships

a annual cash flow	5,756,000	(30,287)	223,895	290,957	366,403	468,634	524,877	504,932	485,744	467,286	449,529	432,447	416,014	400,205	384,998	370,368
b cash flow as % of total	1.000	(0.005)	0.039	0.051	0.064	0.081	0.091	0.088	0.084	0.081	0.078	0.075	0.072	0.070	0.067	0.064
c period		0.1472	0.7944	1.7944	2.7944	3.7944	4.7944	5.7944	6.7944	7.7944	8.7944	9.7944	10.7944	11.7944	12.7944	13.7944
d b x c		(0.001)	0.031	0.091	0.178	0.309	0.437	0.508	0.573	0.633	0.687	0.736	0.780	0.820	0.856	0.888
e present value of cash flows	1,318,815	(29,206)	184,023	186,830	183,809	183,667	160,711	120,784	90,777	68,225	51,275	38,536	28,962	21,767	16,359	12,295
f cash flow as % of total	1.000	(0.022)	0.140	0.142	0.139	0.139	0.122	0.092	0.069	0.052	0.039	0.029	0.022	0.017	0.012	0.009
g cumulative case flows as % of total		-2.21%	11.74%	25.91%	39.84%	53.77%	65.96%	75.11%	82.00%	87.17%	91.06%	93.98%	96.18%	97.83%	99.07%	100.00%
weighted average life	7.53
period at which cumulative hits 90%	8.29

Formula : Present Value of Tax Shield = Sum of Cash Flows*(Amortization Period (Yrs.)/(Amortization Period (Yrs.)-((Present Value(Discount Rate,Amortization Period (Yrs.),- 1)*(1+Discount Rate)^0.5)*Tax Rate))-1)

Calculation of 197 Tax Shield
Sum of Cash Flows	1,318,815
Amortization Period (yrs)	15
Tax Rate	40.0%
Discount Rate	28.0%
PV of Tax Shield	$154,875

Creative Benefits, Inc.	Schedule 2A
Income Approach - Valuation of Customer Relationships
September 15, 2008

		1	2	3	4	5	6	7	8
		Partial Year
		2008	2009	2010	2011	2012	2013	2014	2015
New Customer Revenue (from Schedule 2)		$163,689	$949,621	$2,207,153	$3,602,173	$5,057,706	$6,665,747	$8,093,449	$9,367,014
New Customer % Attributable to Existing Broker Relationships	60.0%

Adjusted New Customer Revenue		$98,213	$569,772	$1,324,292	$2,161,304	$3,034,624	$3,999,448	$4,856,070	$5,620,208

Annual Broker Attrition Rate	25.0%
Retention Rate		92.6%	69.5%	52.1%	39.1%	29.3%	22.0%	16.5%	12.4%
Adjusted and Retained New Customer Revenue		$151,639	$659,789	$1,150,134	$1,407,802	$1,482,491	$1,465,374	$1,334,426	$1,158,306
Cost of Revenues		111,665	445,806	789,427	942,483	961,077	937,225	853,473	740,830
as a % of Revenue		73.6%	67.6%	68.6%	66.9%	64.8%	64.0%	64.0%	64.0%
Total Operating Expenses	100.0%	33,777	126,743	177,976	205,506	193,958	167,601	152,624	132,480
Income from operations		6,198	87,240	182,730	259,813	327,456	360,548	328,329	284,996
Income Taxes	40.0%	(2,479)	(34,896)	(73,092)	(103,925)	(130,982)	(144,219)	(131,332)	(113,998)

Net Income		$3,719	$52,344	$109,638	$155,888	$196,474	$216,329	$196,998	$170,997

Contributory Asset Charges
Fixed Asset Charge	0.12%	185	804	1,401	1,715	1,806	1,785	1,626	1,411
Operating Working Capital Charge	0.15%	234	1,016	1,771	2,168	2,283	2,257	2,055	1,784
Technology - Cost Approach	3.78%	5,730	24,930	43,458	53,194	56,016	55,369	50,421	43,767
Workforce	2.35%	3,569	15,529	27,069	33,133	34,891	34,488	31,407	27,261
Total Asset Charge:	6.41%

ANNUAL NET CASH FLOW		(5,998)	10,065	35,939	65,677	101,477	122,429	111,489	96,774

Present Value Factor
Period		0.2944	1.0000	1.0000	1.0000	1.0000	1.0000	1.0000	1.0000
Mid Year Adjustment		0.1472	0.7944	1.7944	2.7944	3.7944	4.7944	5.7944	6.7944
Discount Rate	28.0%	0.9643	0.8219	0.6421	0.5017	0.3919	0.3062	0.2392	0.1869

PV of Cash Flows		(5,784)	8,273	23,077	32,948	39,771	37,486	26,669	18,085

Sum of Cash Flows		211,310
Amortization Tax Benefit		24,815

Value of Customer Relationships		$236,125

Rounded Value of Customer Relationships		$240,000

	9	10	11	12	13	14	15

	2016	2017	2018	2019	2020	2021	2022
New Customer Revenue (from Schedule 2)	$10,429,248	$11,382,812	$12,206,570	$13,049,278	$13,912,225	$14,796,733	$15,704,156
New Customer % Attributable to Existing Broker Relationships

Adjusted New Customer Revenue	$6,257,549	$6,829,687	$7,323,942	$7,829,567	$8,347,335	$8,878,040	$9,422,494

Annual Broker Attrition Rate
Retention Rate	9.3%	7.0%	5.2%	3.9%	2.9%	2.2%	1.7%
Adjusted and Retained New Customer Revenue	$967,245	$791,761	$636,795	$510,568	$408,249	$325,653	$259,218
Cost of Revenues	618,631	506,395	407,282	326,549	261,108	208,282	165,791
as a % of Revenue	64.0%	64.0%	64.0%	64.0%	64.0%	64.0%	64.0%
Total Operating Expenses	110,628	90,557	72,833	58,396	46,693	37,246	29,648
Income from operations	237,986	194,809	156,680	125,623	100,448	80,125	63,779
Income Taxes	(95,194)	(77,924)	(62,672)	(50,249)	(40,179)	(32,050)	(25,512)

Net Income	$142,792	$116,885	$94,008	$75,374	$60,269	$48,075	$38,268

Contributory Asset Charges
Fixed Asset Charge	1,178	965	776	622	497	397	316
Operating Working Capital Charge	1,490	1,219	981	786	629	502	399
Technology - Cost Approach	36,547	29,917	24,061	19,292	15,426	12,305	9,795
Workforce	22,765	18,635	14,987	12,017	9,608	7,664	6,101
Total Asset Charge:

ANNUAL NET CASH FLOW	80,811	66,150	53,203	42,657	34,108	27,208	21,657

Present Value Factor
Period	1.0000	1.0000	1.0000	1.0000	1.0000	1.0000	1.0000
Mid Year Adjustment	7.7944	8.7944	9.7944	10.7944	11.7944	12.7944	13.7944
Discount Rate	0.1460	0.1141	0.0891	0.0696	0.0544	0.0425	0.0332

PV of Cash Flows	11,799	7,545	4,741	2,970	1,855	1,156	719

Sum of Cash Flows
Amortization Tax Benefit
Value of Customer Relationships

Rounded Value of Customer Relationships

a annual cash flow		863,648	(5,998)	10,065	35,939	65,677	101,477	122,429	111,489	96,774	80,811	66,150	53,203	42,657	34,108	27,208	21,657
b cash flow as % of total		1.000	(0.007)	0.012	0.042	0.076	0.117	0.142	0.129	0.112	0.094	0.077	0.062	0.049	0.039	0.032	0.025
c period			0.1472	0.7944	1.7944	2.7944	3.7944	4.7944	5.7944	6.7944	7.7944	8.7944	9.7944	10.7944	11.7944	12.7944	13.7944
d b x c			(0.001)	0.009	0.075	0.213	0.446	0.680	0.748	0.761	0.729	0.674	0.603	0.533	0.466	0.403	0.346
e present value of cash flows		211,310	(5,784)	8,273	23,077	32,948	39,771	37,486	26,669	18,085	11,799	7,545	4,741	2,970	1,855	1,156	719
f cash flow as % of total		1.000	(0.027)	0.039	0.109	0.156	0.188	0.177	0.126	0.086	0.056	0.036	0.022	0.014	0.009	0.005	0.003
g cumulative case flows as % of total			-2.74%	1.18%	12.10%	27.69%	46.51%	64.25%	76.87%	85.43%	91.01%	94.59%	96.83%	98.23%	99.11%	99.66%	100.00%
weighted average life	6.68
period at which cumulative hits 90%	7.29

Formula: Present Value of Tax Shield = Sum of Cash Flows*(Amortization Period (Yrs.)/(Amortization Period (Yrs.)-((Present Value(Discount Rate,Amortization Period (Yrs.),-1)*(1+Discount Rate)^0.5)*Tax Rate))-1)

Calculation of 197 Tax Shield
Sum of Cash Flows	211,310
Amortization Period (yrs)	15
Tax Rate	40.0%
Discount Rate	28.0%
PV of Tax Shield	$24,815

Schedule 3

Creative Benefits, Inc.

Cost Approach - Valuation of Technology

September 15, 2008

Time to Recreate Software (Employee Hours)

Participant Web FSA InquiryIEnroll		1,000
Participant IVR FSA InquiryIEnroll		500
Client Web FSA ReportingIParticipant Maintenance		1,000
Client Web COBRA ReportinglParticipant MaintenaneelTravis integration		1,000
LADWP IVR FSA EnrollIAdmin		300
Eligibility Web Enroll		750
Eligibility IVR Enroll		1,000
CB Web FSA Enroll Entry		300
Participant COBRA Inquiry		200
FDR Spinner interfaces Routines		400
Imaging System Interface		100
Imaging System Desktop		250
BenAdmin: Enrollment and Eligibilty Desktop		7,200
FSAMS: FSA, HRA, T&P Desktop		21,000

Total		35,000

Blended Hourly Rate (per management)		$50.00

Net Cost to Recreate Acquired Technology		$1,750,000

Income Taxes	40.0%	$700,000

Value of Developed Technology		$1,050,000
Tax Shield		130,192

Value of Developed Technology		$1,180,192

Rounded Value of Technology		$1,180,000

Calculation of 197 Tax Shield
Value of Intangibles		1,180,000
Amortization Period (yrs)		15
Tax Rate		40.0%
Discount Rate		30.0%
PV of Tax Shield		$130,192

Formula : Present Value of Tax Shield = Sum of Cash Flows*(Amortization Period (Yrs.)/(Amortization Period (Yrs.)-((Present Value(Discount Rate,Amortization Period (Yrs.),-1)*(1+Discount Rate)^0.5)*Tax Rate))-1)

Creative Benefits, Inc.	Schedule 3A

Income Approach, Excess Earnings Method - Valuation of Technology

September 15, 2008

		1	2	3	4	5	6	7	8
		Partial Year 2008	2009	2010	2011	2012	2013	2014	2015
Revenues		$1,952,496	$7,389,509	$8,402,326	$9,561,929	$10,790,992	$12,181,167	$13,399,284	$14,471,227
Growth Rate			10.39%	13.71%	13.80%	12.85%	12.88%	10.00%	8.00%
Technology Decay Rate	20.0%	100.0%	80.0%	64.0%	51.2%	41.0%	32.8%	26.2%	21.0%
Adjusted Revenues		$1,952,496	$5,911,607	$5,377,488	$4,895,708	$4,419,990	$3,991,525	$3,512,542	$3,034,836
Total COGS as a % of Revenue	91.8%	67.6%	62.0%	63.0%	61.5%	59.5%	58.7%	58.7%	58.7%
Total COGS		$1,319,784	$3,666,536	$3,388,071	$3,008,546	$2,630,249	$2,343,383	$2,062,177	$1,781,721
Operating Expenses as a % of Revenue	100.0%	22.3%	19.2%	15.5%	14.6%	13.1%	11.4%	11.4%	11.4%

Operating Expenses		434,910	1,135,595	832,133	714,657	578,277	456,528	401,744	347,107
Operating Income		197,801	1,109,476	1,157,285	1,172,505	1,211,464	1,191,614	1,048,621	906,008
Operating Margin		10.1%	18.8%	21.5%	23.9%	27.4%	29.9%	29.9%	29.9%
Income Taxes	40.0%	79,121	443,791	462,914	469,002	484,586	476,646	419,448	362,403

Net Income		118,681	665,686	694,371	703,503	726,879	714,969	629,172	543,605
Contributory Asset Charges
Fixed Asset Charge	0.12%	2,379	7,203	6,552	5,965	5,385	4,863	4,280	3,698
Operating Working Capital Charge	0.15%	3,007	9,104	8,282	7,540	6,807	6,147	5,409	4,674
Customer Relationships	4.39%	85,779	259,715	236,250	215,084	194,184	175,360	154,317	133,330
Broker Relationships	0.72%	14,005	42,402	38,571	35,116	31,703	28,630	25,195	21,768
Workforce	2.35%	45,953	139,133	126,562	115,223	104,027	93,943	82,670	71,427
Total Asset Charge:	7.74%

ANNUAL NET CASH FLOW		(32,442)	208,128	278,154	324,576	384,772	406,025	357,302	308,709

Period		0.2944	1.0000	1.0000	1.0000	1.0000	1.0000	1.0000	1.0000
Mid Year Adjustment		0.1472	0.7944	1.7944	2.7944	3.7944	4.7944	5.7944	6.7944
Discount Rate	30.0%	0.9621	0.8119	0.6245	0.4804	0.3695	0.2843	0.2187	0.1682

PV of Cash Flows		(31,213)	168,970	173,708	155,922	142,184	115,414	78,126	51,924

Sum of Cash Flows		945,521
Tax Shield		104,322

Estimated Value		1,049,843

Rounded Value of Technology		1,050,000

	9	10	11	12	13	14	15

	2016	2017	2018	2019	2020	2021	2022
Revenues	$15,339,501	$16,106,476	$16,750,735	$17,420,764	$18,117,595	$18,842,298	$19,595,990
Growth Rate	6.00%	5.00%	4.00%	4.00%	4.00%	4.00%	4.00%
Technology Decay Rate	16.8%	13.4%	10.7%	8.6%	6.9%	5.5%	4.4%
Adjusted Revenues	$2,573,541	$2,161,775	$1,798,596	$1,496,432	$1,245,032	$1,035,866	$861,841
Total COGS as a % of Revenue	58.7%	58.7%	58.7%	58.7%	58.7%	58.7%	58.7%
Total COGS	$1,510,899	$1,269,155	$1,055,937	$878,540	$730,945	$608,146	$505,978
Operating Expenses as a % of Revenue	11.4%	11.4%	11.4%	11.4%	11.4%	11.4%	11.4%

Operating Expenses	294,347	247,251	205,713	171,153	142,400	118,476	98,572
Operating Income	768,295	645,368	536,946	446,739	371,687	309,244	257,291
Operating Margin	29.9%	29.9%	29.9%	29.9%	29.9%	29.9%	29.9%
Income Taxes	307,318	258,147	214,778	178,696	148,675	123,697	102,916

Net Income	460,977	387,221	322,168	268,043	223,012	185,546	154,374
Contributory Asset Charges
Fixed Asset Charge	3,136	2,634	2,191	1,823	1,517	1,262	1,050
Operating Working Capital Charge	3,963	3,329	2,770	2,305	1,917	1,595	1,327
Customer Relationships	113,064	94,973	79,018	65,743	54,698	45,509	37,863
Broker Relationships	18,459	15,506	12,901	10,734	8,930	7,430	6,182
Workforce	60,570	50,879	42,331	35,219	29,303	24,380	20,284
Total Asset Charge:

ANNUAL NET CASH FLOW	261,785	219,900	182,956	152,220	126,647	105,370	87,668

Period	1.0000	1.0000	1.0000	1.0000	1.0000	1.0000	1.0000
Mid Year Adjustment	7.7944	8.7944	9.7944	10.7944	11.7944	12.7944	13.7944
Discount Rate	0.1294	0.0995	0.0766	0.0589	0.0453	0.0348	0.0268

PV of Cash Flows	33,870	21,885	14,007	8,964	5,737	3,672	2,350

Sum of Cash Flows
Tax Shield
Estimated Value
Rounded Value of Technology

a	annual cash flow	3,371,770	(32,442)	208,128	278,154	324,576	384,772	406,025	357,302	308,709	261,785	219,900	182,956	152,220	126,647	105,370	87,668
b	cash flow as % of total	1.000	(0.010)	0.062	0.082	0.096	0.114	0.120	0.106	0.092	0.078	0.065	0.054	0.045	0.038	0.031	0.026
c	period		0.1472	0.7944	1.7944	2.7944	3.7944	4.7944	5.7944	6.7944	7.7944	8.7944	9.7944	10.7944	11.7944	12.7944	13.7944
d	b x c	6.110	(0.001)	0.049	0.148	0.269	0.433	0.577	0.614	0.622	0.605	0.574	0.531	0.487	0.443	0.400	0.359
e	present value of cash flows	945,521	(31,213)	168,970	173,708	155,922	142,184	115,414	78,126	51,924	33,870	21,885	14,007	8,964	5,737	3,672	2,350
f	cash flow as % of total	1.000	(0.033)	0.179	0.184	0.165	0.150	0.122	0.083	0.055	0.036	0.023	0.015	0.009	0.006	0.004	0.002
g	cumulative case flows as % of total		-3.30%	14.57%	32.94%	49.43%	64.47%	76.68%	84.94%	90.43%	94.01%	96.33%	97.81%	98.76%	99.36%	99.75%	100.00%
	weighted average life	6.11
	period at which cumulative hits 90%	6.29

Formula: Present Value of Tax Shield = Sum of Cash Flows*(Amortization Period (Yrs.)/(Amortization Period (Yrs.)-((Present Value(Discount Rate,Amortization Period (Yrs.),- 1)*(1+Discount Rate)^0.5)*Tax Rate))-1)

Calculation of 197 Tax Shield
Sum of Cash Flows	945,521
Amortization Period (yrs)	15
Tax Rate	40.0%
Discount Rate	30.0%
PV of Tax Shield	$104,322

Creative Benefits, Inc.	Schedule 3B
Income Approach, Relief from Royalty - Valuation of Technology
September 15, 2008

		1	2	3	4	5	6	7	8
Assuming a 10 Year Finite Life		Partial Year
		2008	2009	2010	2011	2012	2013	2014	2015
Total Adjusted Revenues with Technology Decay		$1,952,496	$5,911,607	$5,377,488	$4,895,708	$4,419,990	$3,991,525	$3,512,542	$3,034,836
Growth			-11.7%	-9.0%	-9.0%	-9.7%	-9.7%	-12.0%	-13.6%
Royalty (% of revenues)	10.75%
Royalty Stream		209,893	635,498	578,080	526,289	475,149	429,089	377,598	326,245
Administrative Cost	0.0%	—	—	—	—	—	—	—	—

RESULTING ROYALTY STREAM		209,893	635,498	578,080	526,289	475,149	429,089	377,598	326,245

Income Taxes	40.0%	83,957	254,199	231,232	210,515	190,060	171,636	151,039	130,498

POST-TAX ROYALTY STREAM		125,936	381,299	346,848	315,773	285,089	257,453	226,559	195,747

ANNUAL NET CASH FLOW		125,936	381,299	346,848	315,773	285,089	257,453	226,559	195,747

Period		0.2944	1.0000	1.0000	1.0000	1.0000	1.0000	1.0000	1.0000
Mid Year Adjustment		0.1472	0.7944	1.7944	2.7944	3.7944	4.7944	5.7944	6.7944
Discount Rate	30.0%	0.9621	0.8119	0.6245	0.4804	0.3695	0.2843	0.2187	0.1682

PV of Cash Flows		121,164	309,559	216,608	151,693	105,349	73,182	49,538	32,924

Sum of Present Value of Cash Flows		1,117,393
Tax Shield		123,285

Value of Technology		1,240,678
Rounded Value of Technology		1,240,000

a annual cash flow	2,855,368	125,936	381,299	346,848	315,773	285,089	257,453	226,559	195,747
b cash flow as % of total	1.000	0.044	0.134	0.121	0.111	0.100	0.090	0.079	0.069
c period		0.1472	0.7944	1.7944	2.7944	3.7944	4.7944	5.7944	6.7944
d b x c	4.921	0.006	0.106	0.218	0.309	0.379	0.432	0.460	0.466
e present value of cash flows	1,117,393	121,164	309,559	216,608	151,693	105,349	73,182	49,538	32,924
f cash flow as % of total	1.000	0.108	0.277	0.194	0.136	0.094	0.065	0.044	0.029
g cumulative case flows as % of total		10.84%	38.55%	57.93%	71.51%	80.94%	87.49%	91.92%	94.87%
weighted average life	4.92
period at which cumulative hits 90%	5.29

	9	10	11	12	13	14	15
Assuming a 10 Year Finite Life
	2016	2017	2018	2019	2020	2021	2022
Total Adjusted Revenues with Technology Decay	$2,573,541	$2,161,775	$1,798,596	$1,496,432	$1,245,032	$1,035,866	$861,841
Growth	-15.2%	-16.0%	-16.8%	-16.8%	-16.8%	-16.8%	-16.8%
Royalty (% of revenues)
Royalty Stream	276,656	232,391	193,349	160,866	133,841	111,356	92,648
Administrative Cost	—	—	—	—	—	—	—

RESULTING ROYALTY STREAM	276,656	232,391	193,349	160,866	133,841	111,356	92,648

Income Taxes	110,662	92,956	77,340	64,347	53,536	44,542	37,059

POST-TAX ROYALTY STREAM	165,993	139,434	116,009	96,520	80,305	66,813	55,589

ANNUAL NET CASH FLOW	165,993	139,434	116,009	96,520	80,305	66,813	55,589

Period	1.0000	1.0000	1.0000	1.0000	1.0000	1.0000	1.0000
Mid Year Adjustment	7.7944	8.7944	9.7944	10.7944	11.7944	12.7944	13.7944
Discount Rate	0.1294	0.0995	0.0766	0.0589	0.0453	0.0348	0.0268

PV of Cash Flows	21,477	13,877	8,881	5,684	3,638	2,328	1,490

Sum of Present Value of Cash Flows
Tax Shield
Value of Technology
Rounded Value of Technology

a annual cash flow	165,993	139,434	116,009	96,520	80,305	66,813	55,589
b cash flow as % of total	0.058	0.049	0.041	0.034	0.028	0.023	0.019
c period	7.7944	8.7944	9.7944	10.7944	11.7944	12.7944	13.7944
d b x c	0.453	0.429	0.398	0.365	0.332	0.299	0.269
e present value of cash flows	21,477	13,877	8,881	5,684	3,638	2,328	1,490
f cash flow as % of total	0.019	0.012	0.008	0.005	0.003	0.002	0.001
g cumulative case flows as % of total	96.79%	98.03%	98.82%	99.33%	99.66%	99.87%	100.00%
weighted average life
period at which cumulative hits 90%

Formula: Present Value of Tax Shield = Sum of Cash Flows*(Amortization Period (Yrs.)/(Amortization Period (Yrs.)-((Present Value(Discount Rate,Amortization Period (Yrs.),-1)*(1+Discount Rate)^0.5)*Tax Rate))-1)

Calculation of 197 Tax Shield
Sum of Present Value of Cash Flows	1,117,393
Amortization Period (yrs)	15
Tax Rate	40.0%
Discount Rate	30.0%
PV of Tax Shield	$123,285

Creative Benefits, Inc. Workforce Valuation September 15, 2008	Schedule 4

FRCo Assumptions shaded

Employee Category	Apprx. No. Incum bents	Average Salary		Benefits (1)	Total Comp. Per Employee	Recruiting Cost (% of Salary) (2)	Avg. Recruit Costs Per Employee	Training Costs Per Employee	Average Effici ency	Ramp up To Full Effici ency (mos)	Recruiting Cost	Training Cost	Efficiency Cost	Total Cost	Loaded Comps	Total Cost as a % of Loaded
		Per Employee	Total
Executive	5	$87,183	$435,916	$34,873	$122,056	33.3%	$29,058	$0	100%	1	$145,291	$0	$0	$145,291	$610,282	23.8%
Customer Service	29	$43,530	$1,262,380	$17,412	$60,942	33.3%	$14,509	$5,000	75%	6	$420,751	$145,000	$220,917	$786,668	$1,767,332	44.5%
IT	21	$45,385	$953,095	$18,154	$63,540	33.3%	$15,127	$5,000	75%	6	$317,667	$105,000	$166,792	$589,458	$1,334,333	44.2%
G & A	16	$49,169	$786,708	$19,668	$68,837	33.3%	$16,388	$0	100%	1	$262,210	$0	$0	$262,210	$1,101,391	23.8%
PT Regular	5	$42,054	$210,271	$16,822	$58,876	33.3%	$14,017	$5,000	75%	6	$70,083	$25,000	$36,797	$131,881	$294,379	44.8%
Temporary	14	$25,769	$360,764	$10,308	$36,076	33.3%	$8,589	$0	100%	1	$120,243	$0	$0	$120,243	$505,070	23.8%
Total Employees:	90
											$1,336,244	$275,000	$424,506	$2,035,750	$5,612,788	36.3%

Notes:

(1)	Benefits assumptions:

Full Time Load Assumption	40%
(2)	Recruiting costs include third party payments to find staff.

Indicated Value of Assembled Workforce		$2,035,750
Income Tax	40.0%	$814,300

Net Value of Assembled Workforce		$1,221,450
Tax Shield		$245,257
Indicated Value of Assembled Workforce		$1,466,707
Rounded Value of Assembled Workforce		$1,470,000
Value per Assembled Workforce		$16,333

Formula: Present Value of Tax Shield = Sum of Cash Flows*(Amortization Period (Yrs.)/(Amortization Period (Yrs.)-((Present Value(Discount Rate,Amortization Period (Yrs.),-1)*(1+Discount Rate)^0.5)*Tax Rate))-1)

Calculation of 197 Tax Shield
Net Value of Assembled Workforce	1,221,450
Amortization Period (yrs)	15
Tax Rate	40.0%
Discount Rate	15.0%
PV of Tax Shield	$245,257

WageWorks, Inc.	SCHEDULE 1
Valuation of Certain Intangible Assets of MHM Resources, Inc. Valuation Date: September 30, 2007 INCOME APPROACH - VALUATION OF CUSTOMER RELATIONSHIPS
($000’s)

		1	2	3	4	5	6	7	8
		Partial Year
		2007	2008	2009	2010	2011	2012	2013	2014
Assumed Organic Growth Rate of Existing Customers			3.0%	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%
Attrition Rate Assumption			20.0%	15.0%	15.0%	15.0%	15.0%	15.0%	15.0%
Existing Customer Revenue		$3,513,639	$9,326,032	$8,164,941	$7,148,406	$6,258,429	$5,479,255	$4,797,088	$4,199,850
New Customer Revenue		$—	$5,052,968	$8,586,609	$14,463,227	$17,010,101	$18,720,017	$20,370,155	$21,974,082

Total Revenues		$3,513,639	$14,379,000	$16,751,550	$21,611,633	$23,268,531	$24,199,272	$25,167,243	$26,173,932
Retention of Original Customers		100%	65%	49%	33%	27%	23%	19%	16%
Cost of Revenues		1,791,600	5,492,714	4,462,749	3,604,628	3,053,447	2,673,293	2,340,468	2,049,080
Sales & Marketing	75.0%	210,242	610,317	486,629	360,018	319,902	280,074	245,205	214,677
General & Administrative	100.0%	222,897	647,051	515,918	381,687	339,156	296,931	259,963	227,598
Research & Development	100.0%	356,580	1,035,124	825,344	610,607	542,567	475,018	415,878	364,101
Other	100.0%	195,500	507,195	381,158	258,659	210,331	184,145	161,219	141,147

Total Operating Expenses		2,776,819	8,292,402	6,671,799	5,215,600	4,465,403	3,909,460	3,422,732	2,996,602
Income from operations		736,820	1,033,630	1,493,142	1,932,806	1,793,027	1,569,795	1,374,355	1,203,248
Income Taxes	40.0%	(294,728)	(413,452)	(597,257)	(773,122)	(717,211)	(627,918)	(549,742)	(481,299)

Net Income		$442,092	$620,178	$895,885	$1,159,683	$1,075,816	$941,877	$824,613	$721,949

Contributory Asset Charges
Fixed Asset Charge	0.09%	3,234	8,585	7,516	6,580	5,761	5,044	4,416	3,866
Operating Working Capital Charge	0.22%	7,809	20,728	18,147	15,888	13,910	12,178	10,662	9,335
Technology - Excess Earnings	1.99%	69,928	185,606	162,498	142,267	124,555	109,048	95,471	83,585
Trade Names - Owned	0.36%	12,679	33,653	29,463	25,795	22,583	19,772	17,310	15,155
Trade Names - MHM Resources, et.al.	0.52%	18,113	48,076	42,090	36,850	24,197	—	—	—
Workforce	1.16%	40,754	108,170	94,703	82,912	72,590	63,552	55,640	48,713
Total Asset Charge:	4.34%

ANNUAL NET CASH FLOW		289,574	215,361	541,468	849,391	812,220	732,283	641,114	561,295

Present Value Factor
Partial Period		0.2500	1.0000	1.0000	1.0000	1.0000	1.0000	1.0000	1.0000
Mid Year Adjustment		0.1250	0.7500	1.7500	2.7500	3.7500	4.7500	5.7500	6.7500
Discount Rate	28.0%	0.9696	0.8310	0.6492	0.5072	0.3962	0.3096	0.2418	0.1889

PV of Cash Flows		280,775	178,961	351,524	430,804	321,837	226,690	155,052	106,053

Sum of Cash Flows		2,265,163
Amortization Tax Benefit		266,009
Value of Customer Relationships		$2,531,172
Rounded Value of Customer Relationships		$2,530,000

a	annual cash flow		7,033,584	289,574	215,361	541,468	849,391	812,220	732,283	641,114
b	cash flow as % of total		1.000	0.041	0.031	0.077	0.121	0.115	0.104	0.091
c	period			0.1250	0.7500	1.7500	2.7500	3.7500	4.7500	5.7500
d	b x c			0.005	0.023	0.135	0.332	0.433	0.495	0.524
e	present value of cash flows		2,265,163	280,775	178,961	351,524	430,804	321,837	226,690	155,052
f	cash flow as % of total		1.000	0.124	0.079	0.155	0.190	0.142	0.100	0.068
g	cumulative case flows as % of total			12.40%	20.30%	35.81%	54.83%	69.04%	79.05%	85.89%
	weighted average life	5.96
	period at which cumulative hits 90%	7.75

	9	10	11	12	13	14	15

	2015	2016	2017	2018	2019	2020	2021
Assumed Organic Growth Rate of Existing Customers	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%
Attrition Rate Assumption	15.0%	15.0%	15.0%	15.0%	15.0%	15.0%	15.0%
Existing Customer Revenue	$3,676,969	$3,219,186	$2,818,398	$2,467,507	$2,160,302	$1,891,345	$1,655,872
New Customer Revenue	$23,543,921	$25,090,539	$26,623,717	$28,152,292	$29,684,288	$31,227,030	$32,787,237

Total Revenues	$27,220,890	$28,309,725	$29,442,114	$30,619,799	$31,844,591	$33,118,374	$34,443,109
Retention of Original Customers	14%	11%	10%	8%	7%	6%	5%
Cost of Revenues	1,793,969	1,570,620	1,375,078	1,203,881	1,053,998	922,775	807,889
Sales & Marketing	187,949	164,550	144,063	126,127	110,425	96,677	84,640
General & Administrative	199,262	174,454	152,734	133,719	117,071	102,496	89,735
Research & Development	318,770	279,084	244,338	213,918	187,285	163,968	143,554
Other	123,574	108,189	94,720	82,927	72,603	63,564	55,650

Total Operating Expenses	2,623,525	2,296,896	2,010,933	1,760,572	1,541,380	1,349,479	1,181,468
Income from operations	1,053,444	922,290	807,465	706,936	618,922	541,866	474,404
Income Taxes	(421,378)	(368,916)	(322,986)	(282,774)	(247,569)	(216,747)	(189,762)

Net Income	$632,066	$553,374	$484,479	$424,161	$371,353	$325,120	$284,642

Contributory Asset Charges
Fixed Asset Charge	3,385	2,963	2,594	2,271	1,989	1,741	1,524
Operating Working Capital Charge	8,172	7,155	6,264	5,484	4,801	4,204	3,680
Technology - Excess Earnings	73,179	64,068	56,092	49,108	42,994	37,641	32,955
Trade Names - Owned	13,268	11,616	10,170	8,904	7,795	6,825	5,975
Trade Names - MHM Resources, et.al.	—	—	—	—	—	—	—
Workforce	42,648	37,338	32,690	28,620	25,057	21,937	19,206
Total Asset Charge:

ANNUAL NET CASH FLOW	491,414	430,233	376,669	329,774	288,717	252,772	221,301

Present Value Factor
Partial Period	1.0000	1.0000	1.0000	1.0000	1.0000	1.0000	1.0000
Mid Year Adjustment	7.7500	8.7500	9.7500	10.7500	11.7500	12.7500	13.7500
Discount Rate	0.1476	0.1153	0.0901	0.0704	0.0550	0.0430	0.0336

PV of Cash Flows	72,539	49,615	33,936	23,212	15,877	10,859	7,428

Sum of Cash Flows
Amortization Tax Benefit
Value of Customer Relationships
Rounded Value of Customer Relationships

a	annual cash flow	491,414	430,233	376,669	329,774	288,717	252,772	221,301
b	cash flow as % of total	0.070	0.061	0.054	0.047	0.041	0.036	0.031
c	period	7.7500	8.7500	9.7500	10.7500	11.7500	12.7500	13.7500
d	b x c	0.541	0.535	0.522	0.504	0.482	0.458	0.433
e	present value of cash flows	72,539	49,615	33,936	23,212	15,877	10,859	7,428
f	cash flow as % of total	0.032	0.022	0.015	0.010	0.007	0.005	0.003
g	cumulative case flows as % of total	93.78%	95.97%	97.47%	98.49%	99.19%	99.67%	100.00%
	weighted average life
	period at which cumulative hits 90%

Formula: Present Value of Tax Shield = Sum of Cash Flows*(Amortization Period (Yrs.)/(Amortization Period (Yrs.)-((Present Value(Discount Rate,Amortization Period (Yrs.),-1)*(1+Discount Rate)^0.5)*Tax Rate))-1)

Calculation of 197 Tax Shield
Sum of Cash Flows	2,265,163
Amortization Period (yrs)	15
Tax Rate	40.0%
Discount Rate	28.0%
PV of Tax Shield	$266,009

WageWorks, Inc.	SCHEDULE 2
Valuation of Certain Intangible Assets of MHM Resources, Inc.
Valuation Date: September 30, 2007
INCOME APPROACH, EXCESS EARNINGS METHOD-VALUATION OF TECHNOLOGY (BACKUP)
($000’s)

		1	2	3	4	5	6	7	8
		Partial Year
		2007	2008	2009	2010	2011	2012	2013	2014
Software		$1,037,651	$5,615,520	$7,782,036	$11,292,767	$11,691,375	$12,159,030	$12,645,392	$13,151,207
Growth Rate			NA	38.58%	45.11%	3.53%	4.0%	4.0%	4.0%
Technology Decay Rate @	35.0%	100.0%	65.0%	42.3%	27.5%	17.9%	11.6%	7.5%	4.9%
Adjusted Revenues		$1,037,651	$3,650,088	$3,287,910	$3,101,276	$2,086,984	$1,410,801	$953,701	$644,702
Total COGS as a % of Revenue		96.5%	34.7%	36.4%	37.6%	37.8%	37.8%	37.8%	37.8%
Total COGS		$1,001,053	$1,266,335	$1,195,554	$1,166,651	$789,185	$533,489	$360,639	$243,792
Total SG&A & Operating Expenses as a % of Revenue	93.4%	28.0%	30.1%	27.1%	22.6%	22.7%	22.7%	22.7%	22.7%

Total SG&A Operating Expenses		290,956	1,097,329	891,462	701,100	472,771	319,593	216,045	146,046
Operating Income		(254,358)	1,286,423	1,200,894	1,233,525	825,027	557,718	377,017	254,864
Operating Margin			35.2%	36.5%	39.8%	39.5%	39.5%	39.5%	39.5%
Income Taxes	40.0%	(101,743)	514,569	480,358	493,410	330,011	223,087	150,807	101,946

Net Income		(152,615)	771,854	720,536	740,115	495,016	334,631	226,210	152,918
Contributory Asset Charges
Fixed Asset Charge	0.09%	955	3,360	3,027	2,855	1,921	1,299	878	593
Operating Working Capital Charge	0.22%	2,306	8,113	7,308	6,893	4,639	3,136	2,120	1,433
Customer Relationships	4.35%	45,111	158,683	142,938	134,824	90,729	61,333	41,461	28,028
Trade Names Owned	0.36%	5,349	18,816	16,949	15,987	10,758	7,273	4,916	3,323
Trade Names MHM Resources, et.al.	0.52%	5,349	18,816	16,949	15,987	8,069	—	—	—
Workforce	1.16%	12,035	42,336	38,136	35,971	24,206	16,363	11,062	7,478
Total Asset Charge:	6.70%

ANNUAL NET CASH FLOW		(223,720)	521,730	495,231	527,598	354,694	245,228	165,774	112,063

Partial Period		0.2500	1.0000	1.0000	1.0000	1.0000	1.0000	1.0000	1.0000
Mid Year Adjustment		0.1250	0.7500	1.7500	2.7500	3.7500	4.7500	5.7500	6.7500
Discount Rate	23.0%	0.9745	0.8562	0.6961	0.5659	0.4601	0.3741	0.3041	0.2473

PV of Cash Flows		(218,005)	446,701	344,726	298,583	163,196	91,732	50,415	27,708

Sum of Cash Flows		1,238,352
Tax Shield		173,396
Estimated Value		1,411,748

Rounded Value of Technology		1,410,000

	9	10	11	12	13	14	15

	2015	2016	2017	2018	2019	2020	2021
Software	$13,677,256	$14,224,346	$14,793,320	$15,385,052	$16,000,455	$16,640,473	$17,306,092
Growth Rate	4.0%	4.0%	4.0%	4.0%	4.0%	4.0%	4.0%
Technology Decay Rate @	3.2%	2.1%	1.3%	0.9%	0.6%	0.4%	0.2%
Adjusted Revenues	$435,819	$294,613	$199,159	$134,631	$91,011	$61,523	$41,590
Total COGS as a % of Revenue	37.8%	37.8%	37.8%	37.8%	37.8%	37.8%	37.8%
Total COGS	$164,803	$111,407	$75,311	$50,910	$34,415	$23,265	$15,727
Total SG&A & Operating Expenses as a % of Revenue	22.7%	22.7%	22.7%	22.7%	22.7%	22.7%	22.7%

Total SG&A Operating Expenses	98,727	66,740	45,116	30,498	20,617	13,937	9,421
Operating Income	172,288	116,467	78,731	53,222	35,978	24,321	16,441
Operating Margin	39.5%	39.5%	39.5%	39.5%	39.5%	39.5%	39.5%
Income Taxes	68,915	46,587	31,493	21,289	14,391 9,729	6,577

Net Income	103,373	69,880	47,239	31,933	21,587	14,593	9,865
Contributory Asset Charges
Fixed Asset Charge	401	271	183	124	84	57	38
Operating Working Capital Charge	969	655	443	299	202	137	92
Customer Relationships	18,947	12,808	8,658	5,853	3,957	2,675	1,808
Trade Names-Owned	2,247	1,519	1,027	694	469	317	214
Trade Names-MHM Resources, et.al.	—	—	—	—	—	—	—
Workforce	5,055	3,417	2,310	1,562	1,056	714	482
Total Asset Charge:

ANNUAL NET CASH FLOW	75,755	51,210	34,618	23,402	15,820	10,694	7,229

Partial Period	1.0000	1.0000	1.0000	1.0000	1.0000	1.0000	1.0000
Mid Year Adjustment	7.7500	8.7500	9.7500	10.7500	11.7500	12.7500	13.7500
Discount Rate	0.2010	0.1634	0.1329	0.1080	0.0878	0.0714	0.0581

PV of Cash Flows	15,228	8,369	4,600	2,528	1,389	764	420

Sum of Cash Flows
Tax Shield
Estimated Value

Rounded Value of Technology

SENSITIVITIES BASED ON REQUIRED RETURN AND TECHNOLOGY DECAY RATE
Cost Approach:	1,330,000
Relief from Royalty	1,250,000		Required Return on Technology

		21.0%	22.0%	23.0%	24.0%	25.0%	26.0%	27.0%
	5.0%	9,900,000	9,230,000	8,640,000	8,120,000	7,650,000	7,220,000	6,830,000
	10.0%	6,710,000	6,340,000	6,000,000	5,690,000	5,410,000	5,150,000	4,920,000
	15.0%	4,770,000	4,540,000	4,330,000	4,140,000	3,960,000	3,800,000	3,650,000
Technology	20.0%	3,500,000	3,350,000	3,210,000	3,090,000	2,970,000	2,860,000	2,760,000
Decay Rate	25.0%	2,610,000	2,520,000	2,430,000	2,340,000	2,260,000	2,180,000	2,110,000
	30.0%	1,980,000	1,910,000	1,850,000	1,790,000	1,730,000	1,680,000	1,630,000
	35.0%	1,500,000	1,460,000	1,410,000	1,370,000	1,330,000	1,290,000	1,260,000
	40.0%	1,140,000	1,110,000	1,080,000	1,050,000	1,020,000	990,000	960,000
	45.0%	860,000	840,000	810,000	790,000	770,000	750,000	730,000
	50.0%	640,000	620,000	600,000	590,000	570,000	560,000	540,000
	55.0%	460,000	440,000	430,000	420,000	410,000	400,000	390,000

a	annual cash flow	2,417,325	(223,720)	521,730	495,231	527,598	354,694	245,228	165,774	112,063	75,755	51,210	34,618	23,402	15,820	10,694	7,229
b	cash flow as % of total	1.000	(0.093)	0.216	0.205	0.218	0.147	0.101	0.069	0.046	0.031	0.021	0.014	0.010	0.007	0.004	0.003
c	period		0.1250	0.7500	1.7500	2.7500	3.7500	4.7500	5.7500	6.7500	7.7500	8.7500	9.7500	10.7500	11.7500	12.7500	13.7500
d	b x c	3.695	(0.012)	0.162	0.359	0.600	0.550	0.482	0.394	0.313	0.243	0.185	0.140	0.104	0.077	0.056	0.041
e	present value of cash flows	1,238,352	(218,005)	446,701	344,726	298,583	163,196	91,732	50,415	27,708	15,228	8,369	4,600	2,528	1,389	764	420
f	cash flow as % of total	1.000	(0.176)	0.361	0.278	0.241	0.132	0.074	0.041	0.022	0.012	0.007	0.004	0.002	0.001	0.001	0.000
g	cumulative case flows as % of total		-17.60%	18.47%	46.31%	70.42%	83.59%	91.00%	95.07%	97.31%	98.54%	99.22%	99.59%	99.79%	99.90%	99.97%	100.00%
	weighted average life	3.69
	period at which cumulative hits 90%	4.75

Formula: Present Value of Tax Shield = Sum of Cash Flows*(Amortization Period (Yrs.)/(Amortization Period (Yrs.)-((Present Value(Discount Rate, Amortization Period (Yrs.),-1)*(1+Discount Rate)^0.5)*Tax Rate))-1)

Calculation of 197 Tax Shield
Sum of Cash Flows	1,238,352
Amortization Period (yrs)	15
Tax Rate	40.0%
Discount Rate	23.0%
PV of Tax Shield	$173,396

WageWorks, Inc.

Valuation of Certain Intangible Assets of MHM Resources, Inc.	SCHEDULE 2.A

Valuation Date: September 30, 2007

COST APPROACH -VALUATION OF TECHNOLOGY

($000’s)

Number of Years Required to Recreate Acquired Technology
Managing Director		1.00	Based on current headcount and salary information.
Software Development Manager		1.00	Based on current headcount and salary information.
Software Architect		1.00	Based on current headcount and salary information.
Other Engineers		8.00	Based on current headcount and salary information.

Annual Salary to Recreate Acquired Technology
Managing Director		$200,000	Based on current headcount and salary information.
Software Development Manager		$159,256	Based on current headcount and salary information.
Software Architect		$132,832	Based on current headcount and salary information.
Other Engineers		$76,531	Based on current headcount and salary information.

Other Expenses (Bonus, Benefits and Overhead)			Annual Salary	Total Salary
Managing Director		$80,000.00	$200,000.00	$200,000.00
Software Development Manager		$63,702.43	$159,256.09	$159,256.09
Software Architect		$53,132.80	$132,832.00	$132,832.00
Other Engineers		$30,612.50	$76,531.25	$612,250.00

			Total Salaries	$1,104,338.09

			Recruiting Expense	$368,112.33	33.33% of salary to recruit.

Gross Cost to Recreate Acquired Technology
Managing Director		$280,000.00
Software Development Manager		$222,958.52
Software Architect		$185,964.80
Other Engineers		$857,150.00

One Time Costs
Recruitment Cost		$368,112	Based on management estimate and calculation above.
External Consulting and Development		$0	Cost for external consulting and development fees.

Net Cost to Recreate Acquired Technology		$1,914,185.65
Income Taxes	40.0%	$765,674.26

Value of Developed Technology		$1,148,511.39
Tax Shield		186,228

Value of Developed Technology		$1,334,740

Rounded Value of Technology		$1,330,000

Calculation of 197 Tax Shield
Value of Intangibles		1,330,000
Amortization Period (yrs)		15
Tax Rate		40.0%
Discount Rate		23.0%
PV of Tax Shield		186,228

Formula: Present Value of Tax Shield = Sum of Cash Flows*(Amortization Period (Yrs.)/(Amortization Period (Yrs.)-((PresentValue(Discount Rate,Amortization Period (Yrs.),-1)*(1+Discount Rate)^0.5)*Tax Rate))-1)

WageWorks, Inc.
Valuation of Certain Intangible Assets of MHM Resources, Inc.	SCHEDULE 2.B
Valuation Date: September 30, 2007
INCOME APPROACH, RELIEF FROM ROYALTY - TECHNOLOGY (BACKUP)

		1	2	3	4	5	6	7	8
Assuming a 15 Year Finite Life		Partial Year
		2007	2008	2009	2010	2011	2012	2013	2014

Total Adjusted Revenues with Technology Decay		$1,037,651	$3,650,088	$3,287,910	$3,101,276	$2,086,984	$1,410,801	$953,701	$644,702
Growth		NA	NA	-9.9%	-5.7%	-32.7%	-32.4%	-32.4%	-32.4%
Royalty (% of revenues)	17.7%
Royalty Stream		183,664	646,066	581,960	548,926	369,396	249,712	168,805	114,112
Administrative Cost	0.0%	—	—	—	—	—	—	—	—

Total R&D Budget		357	1,596	1,693	1,846	2,017	2,098	2,182	2,269
% of R&D Budget		0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
RESULTING ROYALTY STREAM		183,664	646,066	581,960	548,926	369,396	249,712	168,805	114,112
Income Taxes	40.0%	73,466	258,426	232,784	219,570	147,758	99,885	67,522	45,645

POST-TAX ROYALTY STREAM		110,199	387,639	349,176	329,356	221,638	149,827	101,283	68,467
ANNUAL NET CASH FLOW		110,199	387,639	349,176	329,356	221,638	149,827	101,283	68,467
Partial Period		0.2500	1.0000	1.0000	1.0000	1.0000	1.0000	1.0000	1.0000
Mid Year Adjustment		0.1250	0.7500	1.7500	2.7500	3.7500	4.7500	5.7500	6.7500
Discount Rate	23.0%	0.9745	0.8562	0.6961	0.5659	0.4601	0.3741	0.3041	0.2473

PV of Cash Flows		107,384	331,894	243,058	186,391	101,976	56,046	30,802	16,929

Sum of Present Value of Cash Flows		1,094,824
Tax Shield		153,299

Value of Technology		1,248,122

Rounded Value of Technology		1,250,000

	9	10	11	12	13	14	15
Assuming a 15 Year Finite Life
	2015	2016	2017	2018	2019	2020	2021

Total Adjusted Revenues with Technology Decay	$435,819	$294,613	$199,159	$134,631	$91,011	$61,523	$41,590
Growth	-32.4%	-32.4%	-32.4%	-32.4%	-32.4%	-32.4%	-32.4%

Royalty (% of revenues)
Royalty Stream	77,140	52,147	35,251	23,830	16,109	10,890	7,361
Administrative Cost	—	—	—	—	—	—	—

Total R&D Budget	2,360	2,454	2,552	2,655	2,761	2,871	2,986
% of R&D Budget	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
RESULTING ROYALTY STREAM	77,140	52,147	35,251	23,830	16,109	10,890	7,361
Income Taxes	30,856	20,859	14,100	9,532	6,444	4,356	2,945

POST-TAX ROYALTY STREAM	46,284	31,288	21,151	14,298	9,665	6,534	4,417
ANNUAL NET CASH FLOW	46,284	31,288	21,151	14,298	9,665	6,534	4,417
Partial Period	1.0000	1.0000	1.0000	1.0000	1.0000	1.0000	1.0000
Mid Year Adjustment	7.7500	8.7500	9.7500	10.7500	11.7500	12.7500	13.7500
Discount Rate	0.2010	0.1634	0.1329	0.1080	0.0878	0.0714	0.0581

PV of Cash Flows	9,304	5,113	2,810	1,545	849	467	256

Sum of Present Value of Cash Flows
Tax Shield
Value of Technology

Rounded Value of Technology

SENSITIVITIES BASED ON REQUIRED RETURN AND MAINTENANCE COST
Cost Approach:	1,330,000
Excess Earnings:	1,410,000			Required Return on Technology
		21.0%	22.0%	23.0%	24.0%	25.0%	26.0%	27.0%
	0.0%	1,310,000	1,280,000	1,250,000	1,220,000	1,200,000	1,170,000	1,150,000
	1.0%	1,290,000	1,260,000	1,240,000	1,210,000	1,180,000	1,160,000	1,140,000
	2.0%	1,280,000	1,250,000	1,220,000	1,200,000	1,170,000	1,150,000	1,130,000
Maintenance	3.0%	1,270,000	1,240,000	1,210,000	1,180,000	1,160,000	1,140,000	1,110,000
Cost	4.0%	1,250,000	1,230,000	1,200,000	1,170,000	1,150,000	1,130,000	1,100,000
	5.0%	1,240,000	1,210,000	1,190,000	1,160,000	1,140,000	1,110,000	1,090,000
	6.0%	1,230,000	1,200,000	1,170,000	1,150,000	1,120,000	1,100,000	1,080,000
	7.0%	1,210,000	1,190,000	1,160,000	1,140,000	1,110,000	1,090,000	1,070,000
	8.0%	1,200,000	1,170,000	1,150,000	1,120,000	1,100,000	1,080,000	1,060,000
	9.0%	1,190,000	1,160,000	1,140,000	1,110,000	1,090,000	1,070,000	1,050,000
	10.0%	1,180,000	1,150,000	1,120,000	1,100,000	1,080,000	1,050,000	1,030,000

a annual cash flow	1,851,221	110,199	387,639	349,176	329,356	221,638	149,827	101,283	68,467	46,284	31,288	21,151	14,298	9,665	6,534	4,417
b cash flow as % of total	1.000	0.060	0.209	0.189	0.178	0.120	0.081	0.055	0.037	0.025	0.017	0.011	0.008	0.005	0.004	0.002
c period		0.1250	0.7500	1.7500	2.7500	3.7500	4.7500	5.7500	6.7500	7.7500	8.7500	9.7500	10.7500	11.7500	12.7500	13.7500
d b x c	3.057	0.007	0.157	0.330	0.489	0.449	0.384	0.315	0.250	0.194	0.148	0.111	0.083	0.061	0.045	0.033
e present value of cash flows	1,094,824	107,384	331,894	243,058	186,391	101,976	56,046	30,802	16,929	9,304	5,113	2,810	1,545	849	467	256
f cash flow as % of total	1.000	0.098	0.303	0.222	0.170	0.093	0.051	0.028	0.015	0.008	0.005	0.003	0.001	0.001	0.000	0.000
g cumulative case flows as % of total		9.81%	40.12%	62.32%	79.35%	88.66%	93.78%	96.60%	98.14%	98.99%	99.46%	99.72%	99.86%	99.93%	99.98%	100.00%
weighted average life	3.06
period at which cumulative hits 90%	4.75

Formula: Present Value of Tax Shield = Sum of Cash Flows*(Amortization Period (Yrs.)/(Amortization Period (Yrs.)-((Present Value(Discount Rate,Amortization Period (Yrs.),-1)*(1+Discount Rate)^0.5)*Tax Rate))-1)

Calculation of 197 Tax Shield
Sum of Present Value of Cash Flows	1,094,824
Amortization Period (yrs)	15
Tax Rate	40.0%
Discount Rate	23.0%
PV of Tax Shield	$153,299

WageWorks, Inc.
Valuation of Certain Intangible Assets of MHM Resources, Inc.	SCHEDULE 3.A
Valuation Date: September 30, 2007
INCOME APPROACH, RELIEF FROM ROYALTY METHOD - TRADENAME: OWNED
($000’s)

		1	2	3	4	5	6	7
Assuming a 15 Year Finite Life		Partial Year
		2007	2008	2009	2010	2011	2012	2013
Debit Card Revenues (use of acquired names, i.e. Take Care)		$381,730	$3,000,000	$5,500,000	$9,600,000	$10,375,131	$10,790,136	$11,221,741
Growth		NA	NA	83.3%	74.5%	8.1%	4.0%	4.0%
Royalty (% of revenues) (1)	1.0%
Royalty Stream		3,817	30,000	55,000	96,000	103,751	107,901	112,217
Maintenance Cost	0.0%	—	—	—	—	—	—	—

RESULTING ROYALTY STREAM		3,817	30,000	55,000	96,000	103,751	107,901	112,217
Income Taxes	40.0%	1,527	12,000	22,000	38,400	41,501	43,161	44,887
POST-TAX ROYALTY STREAM		2,290	18,000	33,000	57,600	62,251	64,741	67,330

ANNUAL NET CASH FLOW		2,290	18,000	33,000	57,600	62,251	64,741	67,330
Partial Period		0.2500	1.0000	1.0000	1.0000	1.0000	1.0000	1.0000
Mid Year Adjustment		0.1250	0.7500	1.7500	2.7500	3.7500	4.7500	5.7500
Discount Rate	28.0%	0.9696	0.8310	0.6492	0.5072	0.3962	0.3096	0.2418

PV of Cash Flows		2,221	14,958	21,424	29,214	24,666	20,042	16,284

Sum of Present Value of Trademarks, Trade Names	185,969
Tax Shield	21,839

Value of Trademarks and Trade Names	207,809
Rounded Value of Trademarks, Trade Names	210,000

(1)	Royalty Rate estimated through RoyaltySource Intellectual Property Database.

SENSITIVITIES BASED ON REQUIRED RETURN AND MAINTENANCE COST
		Required Return on Technology
		25.0%	26.0%	27.0%	28.0%	29.0%	30.0%	31.0%
	0.0%	240,000	230,000	220,000	210,000	200,000	190,000	180,000
	1.0%	240,000	220,000	210,000	210,000	200,000	190,000	180,000
	2.0%	230,000	220,000	210,000	200,000	200,000	190,000	180,000
	3.0%	230,000	220,000	210,000	200,000	190,000	190,000	180,000
	4.0%	230,000	220,000	210,000	200,000	190,000	180,000	180,000
Maintenance Cost	5.0%	230,000	220,000	210,000	200,000	190,000	180,000	170,000
	6.0%	220,000	210,000	200,000	200,000	190,000	180,000	170,000
	7.0%	220,000	210,000	200,000	190,000	190,000	180,000	170,000
	8.0%	220,000	210,000	200,000	190,000	180,000	180,000	170,000
	9.0%	220,000	210,000	200,000	190,000	180,000	170,000	170,000
	10.0%	210,000	200,000	200,000	190,000	180,000	170,000	170,000

a	annual cash flow	950,426	2,290	18,000	33,000	57,600	62,251	64,741	67,330	70,024	72,825	75,738	78,767	81,918	85,194	88,602	92,146
b	cash flow as % of total	1.000	0.002	0.019	0.035	0.061	0.065	0.068	0.071	0.074	0.077	0.080	0.083	0.086	0.090	0.093	0.097
c	period		0.1250	0.7500	1.7500	2.7500	3.7500	4.7500	5.7500	6.7500	7.7500	8.7500	9.7500	10.7500	11.7500	12.7500	13.7500
d	b x c	8.316	0.000	0.014	0.061	0.167	0.246	0.324	0.407	0.497	0.594	0.697	0.808	0.927	1.053	1.189	1.333
e	present value of cash flows	185,969	2,221	14,958	21,424	29,214	24,666	20,042	16,284	13,231	10,750	8,734	7,097	5,766	4,685	3,806	3,093
f	cash flow as % of total	1.000	0.012	0.080	0.115	0.157	0.133	0.108	0.088	0.071	0.058	0.047	0.038	0.031	0.025	0.020	0.017
g	cumulative case flows as % of total		1.19%	9.24%	20.76%	36.47%	49.73%	60.51%	69.26%	76.38%	82.16%	86.85%	90.67%	93.77%	96.29%	98.34%	100.00%
	weighted average life	8.32
	period at which cumulative hits 90%	10.75
Formula: Present Value of Tax Shield = Sum of Cash Flows*(Amortization Period (Yrs.)/(Amortization Period (Yrs.)-((Present Value(Discount Rate,Amortization Period (Yrs.),-1)*(1+Discount Rate)^0.5)*Tax Rate))-1)

Calculation of 197 Tax Shield
Sum of Present Value of Trademarks, Trade Names	185,969
Amortization Period (yrs)	15
Tax Rate	40.0%
Discount Rate	28.0%
PV of Tax Shield	$21,839

	8	9	10	11	12	13	14	15
Assuming a 15 Year Finite Life
	2014	2015	2016	2017	2018	2019	2020	2021
Debit Card Revenues (use of acquired names, i.e. Take Care)	$11,670,611	$12,137,435	$12,622,933	$13,127,850	$13,652,964	$14,199,083	$14,767,046	$15,357,728
Growth	4.0%	4.0%	4.0%	4.0%	4.0%	4.0%	4.0%	4.0%
Royalty (% of revenues) (1)
Royalty Stream	116,706	121,374	126,229	131,279	136,530	141,991	147,670	153,577
Maintenance Cost	—	—	—	—	—	—	—	—

RESULTING ROYALTY STREAM	116,706	121,374	126,229	131,279	136,530	141,991	147,670	153,577
Income Taxes	46,682	48,550	50,492	52,511	54,612	56,796	59,068	61,431
POST-TAX ROYALTY STREAM	70,024	72,825	75,738	78,767	81,918	85,194	88,602	92,146

ANNUAL NET CASH FLOW	70,024	72,825	75,738	78,767	81,918	85,194	88,602	92,146
Partial Period	1.0000	1.0000	1.0000	1.0000	1.0000	1.0000	1.0000	1.0000
Mid Year Adjustment	6.7500	7.7500	8.7500	9.7500	10.7500	11.7500	12.7500	13.7500
Discount Rate	0.1889	0.1476	0.1153	0.0901	0.0704	0.0550	0.0430	0.0336

PV of Cash Flows	13,231	10,750	8,734	7,097	5,766	4,685	3,806	3,093

WageWorks, Inc.	SCHEDULE 3.B
Valuation of Certain Intangible Assets of MHM Resources, Inc.
Valuation Date: September 30, 2007
INCOME APPROACH, RELIEF FROM ROYALTY METHOD - TRADENAME: MHM RESOURCES
($000’s)

		1	2	3	4	5
Assuming a 5 Year Finite Life		Partial Year				Partial Year
		2007	2008	2009	2010	2011
Total Revenues (use of the MHM Resources name)		$3,513,639	$14,379,000	$16,751,550	$21,611,633	$17,451,398
Growth		NA	NA	16.5%	29.0%	-19.2%
Royalty (% of revenues) (1)	1.0%
Royalty Stream		35,136	143,790	167,516	216,116	174,514
Maintenance Cost	0.0%	—	—	—	—	—

RESULTING ROYALTY STREAM		35,136	143,790	167,516	216,116	174,514

Income Taxes	40.0%	14,055	57,516	67,006	86,447	69,806

POST-TAX ROYALTY STREAM		21,082	86,274	100,509	129,670	104,708

ANNUAL NET CASH FLOW		21,082	86,274	100,509	129,670	104,708

Partial Period		0.2500	1.0000	1.0000	1.0000	1.0000
Mid Year Adjustment		0.1250	0.7500	1.7500	2.7500	3.7500
Discount Rate	28.0%	0.9696	0.8310	0.6492	0.5072	0.3962

PV of Cash Flows		20,441	71,692	65,251	65,768	41,490

Sum of Present Value of Trademarks, Trade Names	264,642
Tax Shield	31,078
Value of Trademarks and Trade Names	295,721
Rounded Value of Trademarks, Trade Names	300,000

(1)	Royalty Rate estimated through RoyaltySource Intellectual Property Database.

SENSITIVITIES BASED ON REQUIRED RETURN AND MAINTENANCE COST

				Required Return on Technology
		25.0%	26.0%	27.0%	28.0%	29.0%	30.0%	31.0%
	0.0%	310,000	310,000	300,000	300,000	290,000	290,000	280,000
	1.0%	310,000	300,000	300,000	290,000	290,000	280,000	280,000
	2.0%	310,000	300,000	300,000	290,000	280,000	280,000	270,000
Maintenance Cost	3.0%	300,000	300,000	290,000	290,000	280,000	280,000	270,000
	4.0%	300,000	290,000	290,000	280,000	280,000	270,000	270,000
	5.0%	300,000	290,000	290,000	280,000	280,000	270,000	270,000
	6.0%	290,000	290,000	280,000	280,000	270,000	270,000	260,000
	7.0%	290,000	290,000	280,000	280,000	270,000	270,000	260,000
	8.0%	290,000	280,000	280,000	270,000	270,000	260,000	260,000
	9.0%	280,000	280,000	270,000	270,000	260,000	260,000	260,000
	10.0%	280,000	280,000	270,000	270,000	260,000	260,000	250,000

a	annual cash flow	442,243	21,082	86,274	100,509	129,670	104,708
b	cash flow as % of total	1.000	0.048	0.195	0.227	0.293	0.237
c	period		0.1250	0.7500	1.7500	2.7500	3.7500
d	b × c	2.244	0.006	0.146	0.398	0.806	0.888
e	present value of cash flows	264,642	20,441	71,692	65,251	65,768	41,490
f	cash flow as % of total	1.000	0.077	0.271	0.247	0.249	0.157
g	cumulative case flows as % of total		7.72%	34.81%	59.47%	84.32%	100.0%
	weighted average life	2.24
	period at which cumulative hits 90%	3.75

Formula: Present Value of Tax Shield = Sum of Cash Flows*(Amortization Period (Yrs.)/(Amortization Period (Yrs.)-((Present Value(Discount Rate,Amortization Period (Yrs.),-1)*(1+Discount Rate)^0.5)*Tax Rate))-1)

Calculation of 197 Tax Shield
Sum of Present Value of Trademarks, Trade Names	264,642
Amortization Period (yrs)	15
Tax Rate	40.0%
Discount Rate	28.0%
PV of Tax Shield	$31,078

WageWorks, Inc. Valuation of Certain Intangible Assets of MHM Resources, Inc. Valuation Date: September 30, 2007 WORKFORCE VALUATION Actual $	SCHEDULE 4

FRCo Assumptions shaded

Employee Category	Apprx. No. Incum bents	Average Salary		Benefits (1)	Total Comp. Per Employee	Recruiting Cost (% of Salary) (2)	Avg. Recruit Costs Per Employee	Training Costs Per Employee	Average Effici ency	Ramp up To Full Effici ency (mos)	Recruiting Cost	Training Cost	Efficiency Cost	Total Cost	Loaded Comps	Total Cost as a % of Loaded
		Per Employee	Total
COGS - Retail	36	$44,414	$1,598,892	$17,765	$62,179	33.3%	$14,805	$0	100%	0	$532,964	$0	$0	$532,964	$2,238,449	23.8%
COGS - Whole	10	$82,817	$828,168	$33,127	$115,944	33.3%	$27,606	$0	100%	0	$276,056	$0	$0	$276,056	$1,159,436	23.8%
G&A	7	$98,617	$690,316	$39,447	$138,063	33.3%	$32,872	$0	100%	0	$230,105	$0	$0	$230,105	$966,443	23.8%
R&D	11	$100,394	$1,104,338	$40,158	$140,552	33.3%	$33,465	$0	80%	2	$368,113	$0	$51,536	$419,648	$1,546,073	27.1%
S&M	8	$108,521	$868,168	$43,408	$151,929	33.3%	$36,174	$0	100%	0	$289,389	$0	$0	$289,389	$1,215,435	23.8%
Total Employees:	72
											$1,696,628	$0	$51,536	$1,748,163	$7,125,836	24.5%

Notes:

(1)	Benefits assumptions:

Full Time Load Assumption	40%
(2)	Recruiting costs include third party payments to find staff.

Indicated Value of Assembled Workforce		$1,748,163
Income Tax	40.0%	$699,265

Net Value of Assembled Workforce		$1,048,898
Tax Shield		$210,610
Indicated Value of Assembled Workforce		$1,259,508
Rounded Value of Assembled Workforce		$1,260,000

Formula: Present Value of Tax Shield = Sum of Cash Flows*(Amortization Period (Yrs.)/(Amortization Period (Yrs.)-((Present Value(Discount Rate,Amortization Period (Yrs.),-1)*(1+Discount Rate)^0.5)*Tax Rate))-1)

Calculation of 197 Tax Shield
Net Value of Assembled Workforce	1,048,898
Amortization Period (yrs)	15
Tax Rate	40.0%
Discount Rate	15.0%
PV of Tax Shield	$210,610